

bidz

2009 Annual Report



April 30, 2010

Dear Bidz.com Stockholder,

Let me first thank all of you for being shareholders in our Company and for supporting us over the years. In spite of a difficult economic environment in 2009, we remained profitable through the careful management of our expenses, inventory and gross margin.

Over the course of the last year we have successfully completed some meaningful strategic partnerships and initiatives that will expand Bidz.com's reach as well as enhance and improve our customer experience and growth in 2010 and beyond.

In September, we launched a 24-hour, seven-day a week customer service call center in addition to our online live help and e-mail support. Customer service remains a top priority for all of us at Bidz, and we have significantly increased our efforts in this area in order to establish stronger long-term relationships with our customers and encourage repeat visits and purchases. We continue to make progress on our branded product initiatives by providing our customers with the largest selection of quality brands at significant discounts from their retail value. Our branded product initiatives are showing positive results and increasing the breadth and depth of our product offerings, in particular, growing our branded assortment of products by increasing available inventory within specific merchandise categories. This allows us to make more variety available and enables us to list more auction items on a daily basis. We are also focusing on new international markets by expanding into and creating a strong presence in a number of English-speaking countries, including the United Kingdom, Canada, Australia, Ireland and New Zealand, along with our foreign-language versions of our website, Spanish, Arabic and German.

Furthermore, we continue to focus on our core growth strategy of expanding our customer base by maintaining and expanding our relationships with third-party search engines, affiliate partners, shopping comparison sites by strategically increasing our online advertising expenditures. By carefully managing our marketing programs, we have seen a decrease in our customer acquisition costs since November. We are also continuing to enhance our sourcing relationships by expanding the number of suppliers from which we purchase regular and closeout inventory, thereby assuring consistent availability of a wide variety of jewelry designs, brands and styles.

We also launched a multiyear deal with Aramex, which offers effective shipping services, including up-to-the-minute tracking information and 24-hour in-language customer service to our customers in 15 Middle East countries. We believe the deal will be a growth opportunity in 2010 and beyond, given Saudi Arabia and the United Emirates are among our top-selling countries.

In October, we migrated to an ERP system running on a customized Microsoft Dynamics AX platform from our proprietary enterprise business management system. While we did face some challenges with the system early on, the new system has now enhanced our capabilities that will offer us the opportunity to gain sales momentum and market share.

Recently, we launched our Modnique.com site, an exclusive, private sale shopping site offering authentic, premium, brand-name merchandise. Members have access to exclusive 24-to-72-hour sale events on designer apparel, accessories, footwear and houseware and a much -- much more at a price point at 85% off retail. Modnique.com has a dedicated team and facility and is off to a positive start. The combination of our extensive experience in e-commerce and the ability to leverage the BIDZ platform is a logical evolution for our existing business, given BIDZ' infrastructure and the strong relationships we have with premium designer brands, as well as millions of monthly visitors to our website.

bidz.com 3562 eastham drive culver city, ca 90232 310 280.7373 p 310 280.7375 f



Buyz.com, our fixed price retail jewelry website, is also beginning to see positive progress and we are working on many new initiatives within this business, such as our new stud earring and family jewelry programs. We are also adding features that allow us to sell additional inventory we don't hold, but are warehoused by our suppliers. All of these new features are designed with the goal of facilitating ease, expanding choice and providing value to our customers.

Additionally, we have recently implemented a layaway plan that allows customers to make a purchase and then pay for it over a five-month period. This program just began in December, and we expect this to be a meaningful part of our business in 2010 and beyond. We are particularly excited about this new program, as it matches up extremely well with our core customers and makes sense to provide this additional service offering in these difficult economic times.

On behalf of our Board of Directors and the rest of the executive team, I would like to thank our stockholders, employees, and customers for their continuing confidence, loyalty and support.

Sincerely,

David Zinberg
Chief Executive Officer

bidz.com 3562 eastham drive culver city, ca 90232 310 280.7373 **p** 310 280.7375 **f**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file Number ~~000-51257~~ 1-33513

BIDZ.com, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**95-4728109**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
3562 Eastham Drive, Culver City, California	**90232**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(310) 280-7373**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 par value	**NASDAQ Capital Market**

Securities registered pursuant to Section 12(g) of the Act:

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ YES ☒ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ YES ☒ NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ YES ☒ NO

The aggregate market value of the voting stock held by non-affiliates of the registrant based upon the price of the common stock as of June 30, 2009 was approximately $31.7 million. For purposes hereof, directors, executive officers and 10% or greater shareholders have been deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for others purposes.

The number of shares outstanding of the registrant's common stock was 22,114,257 as of February 28, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Part III (Items 10, 11, 12, 13 and 14) is incorporated by reference to portions of our definitive proxy statement for our 2010 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days of December 31, 2009.

BIDZ.COM, INC.

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Part I

Item 1. Business

Overview

We are a leading online retailer of jewelry, featuring a live auction format. We have established our retail brand in the online marketplace by offering high-quality merchandise, a unique user-friendly shopping experience, and the opportunity for buyers to achieve significant cost savings versus traditional retail channels. A key to our success has been our ability to efficiently and cost effectively source closeout and jewelry, watches, accessories and brand name merchandise, and rapidly respond to changing consumer demands for our merchandise. We offer our products through a continuous live format, featuring a $1 minimum opening bid, and a unique 15-second auction extension period that allows our auctions to continue until all bids are received. On select auctions we maintain a reserve price that must be met before a sale will be consummated. In 2009, we started offering auctions with a minimum opening bid that is higher than $1. The majority of our auctions are short-term, often lasting less than one hour, providing immediate gratification to our customers and encouraging frequent visits and active viewing of our website.

In addition to our auction site (*www.bidz.com*) we have a fixed pricing format (*www.buyz.com*) that offers similar items of merchandise as those listed for auction. This online store provides us access to different types of consumers, and we plan to offer customers the ability to design their own jewelry including diamond earrings and rings in the near future. The fixed price site may also be used to sell inventory that is held by our suppliers using a just in time ordering or drop ship model.

Our product inventory includes gold, platinum, and silver jewelry set with diamonds, rubies, emeralds, sapphires, and other precious and semi-precious stones; watches, accessories and brand name merchandise. We believe we are the second largest online retailer of jewelry based on revenue and the largest online jewelry auction site based on web traffic.

In line with our growth plans, we previously completed a major upgrade of our auction platform at the end of 2007. The new auction system supports a broad range of leading browser software including Microsoft Internet Explorer, FireFox and Safari. The new system touts high availability, faster end-user response time and greater scalability among the key features delivered in this release. We have leveraged this new software solution to launch additional site features and our online retail store, buyz.com. We launched the Spanish, Arabic and German versions of our website in 2008.

The following aspects of our innovative auction model differentiate us from other auction websites:

- $1 minimum bid format for many auctions,
- interactive auctions with 15-second time extensions for all auctions each time a bid is received within 15 seconds of termination of the auction, and
- short term auctions, often lasting less than one hour, providing our customers immediate gratification to encourage frequent visits and active viewing of our website.

In 2009, we completed and deployed an implementation of Dynamics AX, a robust ERP solution from Microsoft. Dynamics AX replaced our proprietary in-house business management software in the areas of inventory management, order management, customer management, logistics, purchasing, warehouse management, fulfillment, and accounting.

We sell to consumers looking for reliable bargains on jewelry, watches, accessories and brand name merchandise. Because we purchase and retain all of our inventory onsite, we can provide our customers with timely service and delivery of their purchases. In addition, each item is inspected by one of our trained product specialists prior to its placement on our website, which assures our customers of the quality of their purchases of our products. We operate in a highly competitive market with low barriers to entry. By selling our own merchandise, we provide a buying environment in which we minimize the fraudulent activity and questionable product quality that are frequently associated with purchases from third-party sellers. We also provide a 15-day return policy on all merchandise, some of which may be subject to a restocking fee. We believe that many of our customers resell merchandise that they purchase from our auctions on eBay, at local auctions, and through other retail channels. Our auctions and fixed price sales are conducted 24 hours a day, seven days a week. We also offer 24-hour customer support via telephone, email and online live-help.

There is no charge to a potential buyer for registering on our website or placing bids. Buyers have access to a broad selection of items without expensive additional markups or commissions to intermediaries. Our website offers detailed product information, including photographs of our merchandise. Our website also provides a dynamic display of auto-refreshing screens, enabling our customers to follow our in-progress auctions in real-time. Successful bidders are automatically notified when an auction is completed.

We purchase jewelry inventory directly from manufacturers and liquidators. We also closely monitor our sales trends to assess consumer demand for certain jewelry styles and categories and purchase such non-closeout inventory directly from manufacturers. We have eliminated various inefficiencies and mark-ups associated with traditional intermediaries in the jewelry market. Our sourcing model provides a critical alternative liquidation channel for manufacturers, for which disposal of closeout inventory represents a significant challenge. We have the flexibility to purchase a variety of lot sizes, and our centralized warehouse and fulfillment center enables our suppliers to ship their products to a single location, easing the burden on their infrastructure. We have developed a database of product descriptions and pictures that enables us to rapidly post inventory for sale. In addition, we closely monitor sales and gross margin trends of our products on a daily basis, allowing us to carefully select additional products for purchase and adjust supplier pricing as necessary.

History

We commenced operations in early 1998 by offering a limited selection of merchandise for sale on eBay's website through our predecessor, Asset Lenders of America, a group of 11 collateral lending stores. In the fall of 1998, we formed Bidz.com, Inc. as a California corporation, acquired Asset Lenders of America, and purchased the domain name *www.bidz.com*. In February 1999, we launched the *www.bidz.com* website and began offering closeout jewelry through our auction format. In November 1999, we merged Asset Lenders of America into our Company. In June 2006, the Company reincorporated in the state of Delaware.

Industry Overview

Growth of Online Commerce and the Online Auction Market

The Internet's development into a significant global medium for communication, content, and commerce has led to substantial growth in online shopping and has provided online retailers with new opportunities to eliminate intermediaries from the traditional retail supply chain. Internet usage and online commerce continue to grow worldwide. The growth can be attributed to factors such as an increased awareness of the convenience of online shopping, an expanded range of products available online, improvements in security and electronic payment technology, and increased access to broadband Internet connections facilitating online shopping.

Online auction sites have created a robust global marketplace, which overcomes the inefficiencies associated with traditional auction purchasing while offering the benefits of online commerce. Companies such as eBay spearheaded the creation of a centralized online auction market, offering buyers a significantly broader selection of goods to purchase. Today, online auction sites offer significant convenience, allowing trading at all hours and providing continually updated product offerings. By leveraging the interactive nature of the Internet, our website also enables customers to experience the excitement of live auctions, including the competitive bidding process.

The Jewelry Market

Jewelry is designed and manufactured by a large number of manufacturers. Jewelry manufacturers sell to a variety of wholesalers, distributors, and retailers. Jewelry in turn is sold to consumers through a variety of jewelry stores. The U.S. brick and mortar jewelry retail market consists primarily of small, independent stores, regional operators, and a limited number of national retail chains, such as Tiffany & Co., Zales, and Kay Jewelers. Multi-line department and discount stores and others also sell jewelry, such as Wal-Mart, Target, J. C. Penney, and Costco, as well as enterprises such as QVC and Home Shopping Network. Despite the presence of major jewelry retail chains, a majority of the jewelry retail business remains fragmented.

Manufacturers traditionally hold inventory to buffer against uncertain demand within their normal, offline sales channels. Manufacturers' primary distribution channels consist of regular sales to major established retailers at wholesale prices and sales to wholesalers that service smaller retail chains. In recent years, several dynamics have shifted inventory risk from retailers to manufacturers, including the following:

- dominant retailers insisting on just-in-time deliveries from manufacturers,
- dominant retailers often demanding to cancel orders mid-production and returning unsold merchandise,
- rapid changes in style, color, or models, turning inventory into closeout merchandise,
- incorrect estimates of consumer demand leading to overproduction, and
- changes in a retailer's financial situation or strategy resulting in cancelled orders.

Disposal of closeout jewelry represents a significant challenge for many manufacturers and liquidators. Manufacturers often use multiple channels, such as catalogs, resellers, liquidators, and small retailers, to sell their closeout jewelry inventory as a result of the wide variety in lot size of their products. Multiple channels create additional logistical burdens, reduce the control of manufacturers over distribution and devalue the merchandise as inventory becomes available at discounted prices in multiple locations.

Manufacturers are often required to adhere to delivery and quantity specifications. If a manufacturer does not meet required delivery schedules or specifications, or products are unsold, the products may be returned to the manufacturer. In both cases, manufacturers rarely meet their costs on their closeout products. Manufacturers often opt to melt down the jewelry into its component parts and reconstruct jewelry pieces with current season styles. The melt-down process is difficult, requires skilled labor, and results in a very low return on manufacturing costs.

Our Value Proposition

Value to Buyers

Through online auctions and the fixed price online store on our websites, we believe that we offer value to a broad range of customers by providing the following:

> ***Bargain prices.*** The price of all our products is dictated by the buyer alone based on that buyer's valuation of the product. Therefore, many items offered on our website are sold at a substantial discount to the prices in traditional retail channels, such as at jewelry stores located in shopping malls. Regardless of the closing price, once an auction is closed for those auctions without a reserve price, the final bidder will receive the product.
>
> ***Entertaining auction format.*** We offer our customers the excitement of winning an item that may not be available in the future. We offer short-term, live auctions, many lasting less than one hour, providing our customers an alternative to the traditional, longer auction format. We believe the shorter time frame of our auctions encourages repeat visits and active viewing of our website.
>
> ***Broad product selection.*** We offer a broad selection of jewelry, including rings, necklaces, earrings, bracelets, jewelry sets, watches, accessories and brand name merchandise. Our selection includes gold and silver jewelry, as well as jewelry with precious and semi-precious stones.
>
> ***Product quality assurance.*** We provide detailed and accurate descriptions of each product. Our trained product specialists inspect our jewelry, utilizing the Gemological Institute of America Diamond and Colored Stone Grading System prior to posting on our website for auction. We guarantee the quality of our products through our 15-day return policy on all of our merchandise with a money-back guarantee if the product is not as described on our website. Items that are returned that are identical to their description are subject to a restocking fee, which is 15% of the original purchase price and shipping fees are non-refundable. Our commitment to quality and product description accuracy is demonstrated by consistently low return rates on our items, which were approximately 3% of all items sold in 2009.
>
> ***Prompt fulfillment and responsive customer service.*** We maintain in inventory all the products we offer on our website, enabling us to ensure prompt order fulfillment and delivery to our customers. Our customer service representatives are available seven days a week, via telephone, live-help and e-mail, and are trained to provide assistance and answer a broad range of questions regarding payment, delivery, and other matters.
>
> ***Positive shopping experience.*** Our easy-to-navigate website provides our customers with clear and detailed information about our products, including multiple photographs of many items. Customers can bid on our products 24 hours a day, seven days a week. Buyers are provided a two-day payment grace period on all products purchased.

Value to Suppliers

Jewelry, accessories and brand name manufacturers and suppliers continually look for a cost-effective, efficient way to sell their regular and closeout inventory. Our ability to purchase merchandise in various quantities provides a critical one-stop inventory clearance alternative for manufacturers and suppliers and an efficient sales channel for liquidators that purchase closeout inventory from manufacturers.

Single source for product disposition. Unlike many multi-store retail chains that often require large lot purchases to stock appropriate levels of inventory at their multiple locations, we have the flexibility to buy and sell both small and large merchandise lots in a highly efficient manner. As a single source for the sale of regular and closeout merchandise, we provide suppliers with greater control of distribution by reducing the need to spread products across multiple channels. In addition, manufacturers and liquidators are often required to adhere to stringent product quantity and delivery schedule requirements. Products not delivered on time or in exact amounts are returned. We have the flexibility to tailor our purchasing to a supplier's needs with regard to quantity, variety, and timing.

Resolution of channel conflict. Manufacturers seek to avoid liquidating their products through traditional retail channels in which their discounted products may be sold alongside their full-price products. Such side-by-side selling can result in weaker pricing and decreased brand strength, which is known as channel conflict or sales channel pollution. As a result, many manufacturers turn to liquidation wholesalers and discount retailers. These liquidation channels, however, provide manufacturers limited control over distribution and are unreliable and expensive to manage. Because we offer an alternate online distribution channel that focuses on the auction sale of merchandise, our suppliers are able to sell their discounted merchandise independently of their full-priced products. We believe this enables our suppliers to avoid customer confusion and potential loss of sales of their full-priced merchandise products.

Profitable alternative for suppliers. We eliminate various inefficiencies and mark-ups associated with traditional intermediaries. Manufacturers can also sell excess jewelry products to us rather than expend the labor and cost of melting and reworking their gold, platinum or silver products.

Growth Strategy

Our objective is to become the leading online retailer of jewelry, accessories and brand name merchandise. We intend to achieve this objective through the following strategies:

Expanding our customer base by maintaining and expanding our relationships with third-party search engines, affiliate partners, shopping comparison sites, Internet portals, and websites and by increasing our online advertising expenditures within these channels;

Enhancing sourcing relationships by expanding the number of suppliers from which we purchase regular and closeout inventory, thereby assuring consistent availability of a wide variety of designs and styles of jewelry, accessories and brand name merchandise, and purchasing for cash from suppliers that do not extend credit terms and to obtain better supplier pricing;

Increasing the breadth and depth of our product offerings by increasing available inventory within specific merchandise categories, allowing us to make more variety available and enabling us to list more auction items on a daily basis;

Continuing to build market share for our online jewelry retail store Buyz.com by allowing fixed price items to be sold that will complement our core auction format; and

Focusing on new international markets by expanding into and creating a strong presence in a number of English-speaking countries, including the United Kingdom, Canada, Australia, Ireland, and New Zealand, along with the foreign language versions of our website: Spanish, Arabic and German.

Marketing

Our marketing strategy is designed to generate consumer traffic by increasing awareness of our website and recognition of our brand, building a loyal buyer base, and maximizing repeat purchases. Our website has experienced substantial growth in users and buyers, as evidenced through data compiled by us through the measurement tools on our website.

Our marketing and advertising efforts consist primarily of the following initiatives:

Search marketing: We purchase search engine advertising primarily at an auction based price, which is paid each time a potential customer clicks on one of our advertisements. We currently maintain advertising relationships with, among others, Google (US, Australia, Canada, European Union, South East Asia, Mid East and South America), Yahoo (US, and Australia), MSN for search engine advertising.

Online banner marketing: We utilize banner advertisements from the largest banner advertising channels. We focus on contextual and behavioral advertisements that appear on websites related to jewelry, fashion, shopping and women's lifestyle. The Company maintains portal advertising relationships with Yahoo, MSN, Casale Media, Advertising.com, ValueClick Media, AOL and others. The fee structure for our purchase of banner advertisements is based on a set price for an action (such as clicks or new buyers), or on a cost per thousand basis, for which we pay a set fee per thousand banner advertisements that appear on the selected websites.

E-mail campaigns: We utilize an electronic direct marketing program to encourage prospect activation, customer referrals, customer retention, repeat purchases and customer acquisition. This program includes permission-based e-mail marketing to visitors who indicate a desire to continue to receive product recommendations and promotional discounts. We purchase e-mail direct marketing for a set fee per thousand e-mails sent or for each new lead from websites and marketing agencies that meet our policies against spamming. We also purchase on a cost per action basis such as clicks, new registrations and new buyers.

Affiliate programs: We attract customers by participating in affiliate programs. Our affiliate programs offer other website operators an opportunity to earn commissions by providing their visitors access to our website. We use Link Share for our U.S. affiliate programs and Commission Junction for our European affiliate programs. We also work with several other Affiliate Networks including Azoogle, Hydra Media, Neverblue Media and Zanox. In so doing, we intend to extend the reach of our website and draw customers from a variety of other websites. By participating in our affiliate programs, website publishers earn volume-based commissions by directing customers to our website.

Refer a friend program: We attract new customers by having our existing customers participate in our refer a friend program that started in 2010. The existing customer will earn store credits when a friend has registered as a new customer and the first purchase has shipped. The store credits will typically be valid for 6 months and can be applied towards payments for purchases.

Sourcing Strategy

We purchase closeout inventory directly from manufacturers, distributors and liquidators. We also closely monitor our sales trends to assess consumer demand for certain merchandise and categories and purchase regular merchandise inventory directly from manufacturers. We have eliminated various inefficiencies and mark-ups associated with traditional intermediaries in the jewelry, accessories and brand name market. Our sourcing model provides a critical alternative liquidation channel for manufacturers, for which disposal of closeout inventory represents a significant challenge. We have the flexibility to purchase a variety of lot sizes, and our centralized warehouse and fulfillment center enables our suppliers to ship their products to a single location, easing the burden on their infrastructure and allows us to reduce cost. We have developed a database of product descriptions and pictures that enables us rapidly to post inventory for sale. In addition, we closely monitor sales and gross margin trends of our products on a daily basis, allowing us to select carefully additional products for purchase and adjust supplier pricing as necessary.

We identify manufacturers, distributors and liquidators with high-value products by capitalizing on our extensive experience in the industry. Our sourcing model capitalizes on our close industry relationships to avoid several layers of supply chain intermediaries and the mark-ups associated with additional intermediaries. We closely monitor the historical sales trends of our products on a daily basis.

We do not have any formal or binding supply agreements with any of our suppliers, manufacturers, distributors, or other suppliers. We purchase and carry inventory in the majority of the products we offer for sale to ensure availability and expedited delivery. In an effort to achieve a more diverse supplier base, we have started to acquire substantially more high-end brand name products. Currently, we acquire inventories from our suppliers on a cash and revolving credit basis with payment typically due within 60 to 90 days when purchased on credit terms.

We also purchase, from time to time, loose diamonds and semi-precious stones and deliver them to manufacturers to produce into finished jewelry inventory. On a selective and limited basis, we take consignment inventory from our vendors to sell on our website. Since we only make payment for the inventory when payment is made by our customers this arrangement is beneficial to our cash flow. Sales of such merchandise remain small as our main focus is on closeout inventory.

Merchandising Strategy

We seek to maintain profitability while providing variety and value to our customers by carefully selecting the types of products we post on our website at any given time, the duration of the auction for each item, and the frequency with which we re-post comparable items after sales. We actively monitor our auctions and sales so that we are able to adjust continually the makeup and quantity of goods on our website at any given time. Since bids on a large portion of our merchandise start at $1, losses are incurred on approximately 15% to 25% of the items sold on an annual basis. The risks associated with a $1 minimum bid auction are mitigated by profits generated from items sold at a gain and auctions that are sold with reserve prices, which resulted in an overall 30.5% gross profit margin in 2009.

We post more expensive items with longer auction durations, typically running for two to three days, allowing customers to peruse the piece and make thoughtful decisions. Less expensive items are selected for shorter auctions, typically running for an hour or less, creating more excitement for the product and providing the customer with more immediate gratification. Items purchased in bulk are slotted for posting sequentially so that all items simultaneously posted on our website are unique.

Technology Operations

Our system is divided into two main components: our website front-end and our back-office system. Our website is internally developed. Our back-office business management system has recently been converted to Microsoft Dynamics AX. This system maintains records for our registered users, sales invoicing and cash receipts, auction transactions, inventory control, and historical transaction data. Our system handles all aspects of the auction process, including notifying users via e-mail of auction status.

Our system architecture is built on industry-standard platforms that are designed to provide continuous service 24 hours a day, 365 days per year. Our website and back-office servers are located at a third-party co-location facility operated by Savvis Inc. in El Segundo, CA. Savvis provides redundant internet connectivity, physical security, climate control, redundant power delivered through a 100% uptime guarantee.

Our systems include both Oracle and Microsoft SQL database engines operating in a multi-processing Microsoft Windows environment designed to accommodate large volumes of online traffic and are configured for high fault tolerance with fail-over redundancy and load balancing. Our Internet servers utilize VeriSign Inc. digital certificates to provide secure website communications for sales and payment transactions.

In 2009, we implemented a customized Microsoft Dynamics AX ERP system that includes Accounting, Inventory and Warehouse Management (WHMS), Order Processing (OMS), and Customer Relationship Management (CRM) along with reporting and analytics functions.

We are currently planning to develop a second co-location in a different geographic region to provide greater load balancing and disaster recovery. We utilize the firewall protection and the services of TrustWave, which provides regular scanning of our systems for security vulnerabilities and PCI compliance.

At December 31, 2009, we had a technology and development staff of 19. We have structured the technology and development functions into two distinct departments: software development and production support. We anticipate that we will continue to devote significant resources to product development and product management in the future as we add new features and functionality.

Customer Service and Fulfillment Operations

An important element of our sales strategy is to provide a high level of customer service support in order to establish long-term relationships with our customers and encourage repeat visits and purchases. Our customer service support staff provides detailed payment, billing, and delivery guidance and is trained to answer a broad array of questions regarding auctions and payments conducted on our website. Our informed and helpful staff together with the informative and educational aspects of our website, promote customer confidence in purchase decisions.

At December 31, 2009, we had a customer service and billing staff of 23 and the support of an outsourced international customer service center. We utilize automated online live-help, e-mail and phone systems to route traffic to our customer service and billing support representatives to provide personalized assistance. The customer service center operates seven days a week and 24 hours a day for telephone support, online live-help and e-mail support. We outsource substantially all of our online telephone, live-help and e-mail support.

Customers may utilize the following payment methods: credit card, PayPal, Bill-Me-Later, money orders, and checks. We also offer our customers the opportunity to make Lay-Away payments. We require payment to be received by us prior to shipping the merchandise.

We maintain a fraud prevention department to detect suspect payments. Our internal system flags suspect payments when the billing address or other pertinent information does not match cardholder information. Our fraud prevention department then requests that the customer provide additional information to verify identity before shipment is released.

We provide our customers with a two-day grace period to pay for products won through auctions. If payment is not received by the second day, the purchase order lapses and the product is cycled back into inventory. If a customer purchases additional items during the two-day period, we offer the customer the opportunity to save on shipping by aggregating all purchased items into one shipment. If payment is not made within the two-day period, the product is offered for auction again and thus the same item may be auctioned more than once.

Our goal is to fulfill purchase orders on a timely, secure, and accurate basis. We inspect and track each product at all stages of the receiving and order fulfillment process. Following payment, the merchandise is processed for shipment. Customer orders are typically delivered within seven business days, depending on the shipping method. Many purchases are delivered with signature or delivery confirmation. We ship all products via nationally recognized carriers, such as Federal Express and the U. S. Postal Service.

We have a 15-day return policy on all of our merchandise with a money-back guarantee if the product is not as described on our website. Items that are returned that are as described are subject to a 15% restocking fee. Our facility has security controls with restricted access and has been designed for the prompt receipt, storage, and shipment of our products. In addition, we have security guards on duty 24 hours a day, seven days a week to patrol the premises. Security is complemented by video and alarm surveillance.

Seasonality

Historically, sales in the jewelry industry are seasonal and have been higher in the fourth quarter as a result of higher consumer spending during the December holiday shopping season. Approximately 33.8%, 16.9% and 24.9% of our net revenue was generated during the fourth quarter of 2007, 2008 and 2009, respectively. The fourth quarters of 2008 and 2009 were exceptions as we encountered a significant slowdown in sales resulting from the 2008 financial and economic crisis that curtailed discretionary spending. As the economy recovers, we expect to experience more pronounced seasonal fluctuations in our net revenue and anticipate a disproportionate amount of our revenue will be in the fourth quarter.

Competition

The online jewelry, accessories and brand name merchandise auction market is rapidly evolving, and intensely competitive with relatively low barriers to entry, as new competitors can launch websites at relatively low cost. We believe that competition in the online retail market is based predominantly on the following:

- Price,
- Product quality and selection,
- Vendor reliability,
- Shopping convenience,
- Customer service, and
- Brand recognition.

We currently compete with a variety of online auction sellers, such as eBay and uBid; online liquidation companies, such as Overstock; and online jewelry retailers, such as Blue Nile. We also compete with traditional offline jewelry retail chains, such as Zales, and Reed's Jewelers, as well as with department and discount and other stores that sell at wholesale prices, such as Wal-Mart, Target, J. C. Penney, and Costco, as well as with QVC and Home Shopping Network. We compete primarily on the basis of our prices, the selection of merchandise, and our website functionality and ease-of-use. The negative factors relating to our competitive position relate primarily to the relative size and name recognition of our competitors.

As the online liquidation market grows, we believe that companies involved in online retail, as well as traditional retailers and liquidation brokers, will increase their efforts to develop services that compete with our online services. We also face potential competition from online companies not yet focused on the liquidation market and from retail companies not yet operating online.

Many of our competitors have greater brand recognition, longer operating histories, larger customer bases, and significantly greater financial, marketing, and other resources than we do. Smaller competitors may enter into strategic or commercial relationships with larger, more established and well-financed companies. Some of our competitors could enter into exclusive distribution arrangements with our suppliers and deny us access to their products, devote greater resources to marketing and promotional campaigns, and devote substantially more resources to their website and systems development than we do. New technologies and the continued enhancement of existing technologies also may increase competitive pressures on us.

Intellectual Property

We regard our domain names and similar intellectual property as critical to our success and hold registered trademarks for "Bidz.com" and the Bidz.com Logo. We currently do not hold any patents pertaining to intellectual property surrounding the technology and business processes utilized by Bidz.com. We also rely on a combination of laws and contractual restrictions with our employees, customers, suppliers, affiliates, and others to establish and protect our proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization. In addition, others may independently develop substantially similar intellectual property. Although we may pursue the registration of our additional trademarks and patents in the United States, some of our trade names are not eligible to receive trademark protection. In addition, effective trademark and patent protection may not be available or may not be sought by us in every country in which our products are made available online.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of our intellectual proprietary rights and those of others. Any such litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of consumer non-public information and regulations prohibiting unfair and deceptive trade practices. In particular, under federal and state financial privacy laws and regulations, we must provide notice to consumers of our policies on sharing non-public information with third parties, must provide advance notice of any changes to our policies and, with limited exceptions, must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online retailers. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of our business.

Moreover, there is currently great uncertainty in many states whether or how existing laws governing issues such as property ownership, sales and other taxes, and libel and personal privacy apply to the Internet and commercial online retailers. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes on our business. These taxes could have an adverse effect on our results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

Numerous states and foreign jurisdictions, including California, where our headquarters is located, have regulations regarding how auctions may be conducted and the liability of auctioneers in conducting such auctions. No final legal determination has been made whether the California regulations apply to businesses such as the business we conduct, and little precedent exists in this area. Several states and some foreign jurisdictions have attempted, and may attempt in the future, to impose such regulations upon companies similar to us and their customers, which could harm our business. Regulatory and licensure claims could result in costly litigation or could require us to change our manner of doing business in ways that increase our costs or reduce our revenue or force us to prohibit listings of certain items for some locations. We could also be subject to fines or other penalties. Any of these outcomes could harm our business.

California applies the burden of security risks to those owning and operating computer systems and networks, under a mandatory disclosure law (SB 1386). Companies holding computerized personal information of California residents are required to take steps either to encrypt this personal information or adopt, as part of an information security policy, notice and disclosure procedures for any computer security breaches, whether or not the breach occurs in California. If we were found to be noncompliant we would be subject to civil suits, including class actions, for damages and injunctive remedies in California courts.

Employees

At December 31, 2009, we had 169 full-time and 3 part-time employees. We may utilize part-time employees, temporary employees, and independent contractors to respond to fluctuations in our business. None of our employees are covered by a collective bargaining agreement with us, and we consider our relations with our employees to be good.

We have an agreement with Administaff, a professional employer organization, to manage all payroll processing, workers' compensation, health insurance, and other employment-related benefits for our employees. Although Administaff processes our payroll and pays our workers' compensation, health insurance and other employment-related benefits, we are responsible for such payments and for complying with state and federal employment regulations, as well as all personnel management policies and procedures that are maintained by Administaff. We pay Administaff a fee based on the aggregate salaries paid to our employees for these services.

Delaware Reincorporation

On June 22, 2006 the Company reincorporated in the state of Delaware. In connection with our reincorporation in Delaware, we are authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 4,000,000 shares of undesignated preferred stock, $0.001 par value.

The following discussion describes the Delaware Certificate of Incorporation and the Bylaws that were adopted and is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law that may be applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which have been filed as exhibits to this report.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There will be no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available for that purpose. In the event of the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

Preferred Stock

Our certificate of incorporation authorizes our Board of Directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our Board of Directors is authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative, participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of Nasdaq or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our Board of Directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. No shares of preferred stock are presently outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws

General

Our Delaware certificate of incorporation, our bylaws, and the DGCL contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our Board of Directors, whether by means of a tender offer, open market purchases, a proxy contest, or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as a publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our Board of Directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our Board of Directors or our current management without the concurrence of our Board of Directors.

There is set forth below a description of the provisions contained in our Delaware certificate of incorporation and bylaws and the DGCL that could impede or delay an acquisition of control of our company that our Board of Directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are included as exhibits to this report, as well as the DGCL.

Authorized but Unissued Preferred Stock

Our certificate of incorporation authorizes our Board of Directors to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series without any further vote or action by our stockholders. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, or other extraordinary transaction. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. The existence of authorized but unissued shares of preferred stock will also enable our Board of Directors, without stockholder approval, to adopt a "poison pill" takeover defense mechanism. We have no present plans to issue any shares of preferred stock.

Number of Directors; Removal; Filling Vacancies

Our certificate of incorporation and bylaws provides that the number of directors shall be fixed only by resolution of our Board of Directors from time to time. Our certificate of incorporation provides that directors may be removed by stockholders for cause by the affirmative vote of a majority of the shares entitled to vote. Delaware law provides that vacancies on the Board of Directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Classified Board

Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling share interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Stockholder Action

Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. Our certificate of incorporation and bylaws further provide that special meetings of stockholders may be called only by our Chairman of the Board of Directors, Chief Executive Officer, President, or Secretary, and shall be called by any such person at the request in writing of a majority of the Board of Directors. Stockholders are not permitted to call a special meeting or to require our Board of Directors to call a special meeting of stockholders.

The provisions of our certificate of incorporation and bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called as provided above.

These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Board of Directors by calling a special meeting of stockholders prior to the time our chairman or a majority of the whole board believes such consideration to be appropriate.

Advance Notice for Stockholder Proposals and Director Nominations

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our Board of Directors, or by a stockholder who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our Board of Directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected, are eligible for election as directors.

Amendments to Bylaws

Our certificate of incorporation provides that only our Board of Directors or the holders of a majority of the shares entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our bylaws.

Amendments to Certificate of Incorporation

Any proposal to amend, alter, change, or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters.

Delaware Statutory Provisions

Anti-Takeover Provision of Delaware Law. Under Section 203 of the DGCL, no Delaware Corporation shall engage in a "business combination" with an "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder. "Business combination" includes a merger, consolidation, asset sale, or other transaction resulting in financial benefit to the interested stockholder. "Interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own 15% or more of the corporation's voting stock. This prohibition does not apply if:

- prior to the time that the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the stockholder's becoming an interested stockholder,
- upon consummation of the transaction resulting in the stockholder's becoming an interested stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation, excluding voting stock owned by directors who are also officers and certain employee stock plans, or
- at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that the interested stockholder does not own.

A Delaware corporation may elect not to be governed by these restrictions. We have not made such election. Although Marina Zinberg owns more than 15% of our stock, she is not subject to the restrictions of Section 203.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law.

Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, or controlling persons pursuant to the provisions described in the preceding paragraph, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent's address is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (718) 921-8124.

Available Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (Exchange Act). The Company therefore files periodic reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Such reports may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549, or by calling the SEC at (800) SEC-0330. In addition, the SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements and other information.

Financial and other information can also be accessed on the shareholders' information section of the Company's website at www.bidz.com. The Company makes available copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. You may obtain copies of financial and other information free of charge by calling (310) 280-7333 or by sending a request to Bidz.com, Inc.'s Investor Relations Department, 3562 Eastham Drive, Culver City, California 90232. Also posted on our website are the Company's Corporate Governance Principles, the charters of our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee.

Information on the Company's website is not incorporated into this Form 10-K or the Company's other securities filings and is not a part of them.

ITEM 1A. Risk Factors

Our business, financial condition, results of operations, cash flows, and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Annual Report on Form 10-K, as well as other written or oral statements made from time to time by us or by our authorized officers on our behalf, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "seeks," "projects," "will," "would," and similar expressions are intended to identify such forward-looking statements. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement in order to comply with such safe harbor provisions. You should note that our forward-looking statements speak only as of the date of this Annual Report on Form 10-K or when made and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events, or otherwise. Although we believe that the expectations, plans, intentions, and projections reflected in our forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The risks, uncertainties, and other factors that our stockholders and prospective investors should consider include, but are not limited to, the following:

The adverse domestic and global economic conditions or the perception of said conditions may have adverse effects on our growth and operating results.

The continued success of our business depends on the willingness of our customers to spend in a discretionary manner. While we do offer lower priced merchandise and may consequently fare better than those who exclusively offer more expensive merchandise, jewelry is essentially perceived as a luxury good. If the economy continues to decline it will cause people to feel less comfortable purchasing discretionary goods and would cause a negative effect on our operating results. Our annual and quarterly operating results may vary significantly in the future based on economic factors over which we have little or no control. Because we have little or no control over these factors and/or their magnitude, our operating results are difficult to predict. Any substantial adverse change in the economic factors could negatively affect our business and results of operations.

Our business has been and may continue to be significantly impacted by the decline in worldwide economic conditions, and the current uncertainty in the outlook for the global economy makes it more likely that our actual results will differ materially from expectations.

Global financial markets have been experiencing extreme disruptions in recent months and years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. There can be no assurance that there will not be further deterioration in financial markets and confidence in economic conditions. These economic uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. The current tightening of credit in financial markets may lead consumers to postpone spending, which may cause our customers to reduce purchases of jewelry. Demand for jewelry is a function of the health of the economies in the United States and around the world. Since the US economy and other economies around the world are still recovering from a recession, the demand for jewelry has been and may continue to be adversely affected and therefore, demand for our jewelry products and our operating results have been and may continue to be adversely affected as well. We cannot predict the timing, strength or duration of any economic disruption or subsequent economic recovery, worldwide, in the United States, in our industry, or in the jewelry market. These and other economic factors have had and may continue to have a material adverse effect on demand for our jewelry products and on our financial condition and operating results.

Our future operating results are highly dependent upon how well we manage our business to respond to the economic recession.

Our annual and quarterly operating results may fluctuate based on how well we manage our business to respond to the economic recession. Some of these factors include the following:

- our ability to manage our sales and marketing efforts;
- our ability to structure our organization to achieve our operating objectives and to meet the needs of our customers; and
- our ability to manage expenses and inventory levels.

If we fail to manage our business effectively, our results of operations could be adversely affected.

Growth of our business may depend on our ability to successfully introduce and expand new product offerings, including modnique

Our ability to significantly increase our net sales and maintain and increase our profitability may depend on our ability to successfully introduce and expand new product lines beyond our current offerings. In February 2010, we launched modnique.com, a division that will be focused on online retailing of designer products, entertainment tickets, travel, and other consumer goods through a private sale concept that only sells to invited members. If we offer a new product category such as modnique that is not accepted by consumers, the Bidz.com brand and reputation could be adversely affected, our net sales may fall short of expectations and we may incur substantial expenses that are not offset by increased net sales. Introduction and expansion of new product lines may also strain our management and operational resources.

Our business may be impacted by our ability to obtain debt financing for our operations and the unavailability of funding could adversely affect our business.

As a result of current economic uncertainties, including with respect to global capital and credit markets and overall economic growth, we may find it more difficult or expensive to secure additional capital or credit to pursue actions we would consider beneficial to us or our shareholders. We maintain a revolving line of credit with Bank of America (formerly LaSalle Bank). Our revolving line of credit expires in July 2010. If we are unable to renew our line of credit beyond its expiration date or obtain alternative financing from another lender or lenders if our current line of credit is not renewed, or, in the future, if our lender or lenders are not willing to extend the terms of our existing loan or loans, or extend the terms of those loans on terms that are acceptable to us, our business could be adversely impacted. In addition, the maximum amount we can borrow under our current revolving credit facility is subject to borrowing base limitations, which are calculated as a percentage of our eligible inventory and accounts receivable. If our inventory or accounts receivable are deemed ineligible, the amount we can borrow under our revolving credit facility would be reduced. This reduction could have a material adverse impact on our liquidity and business. If we are unable to secure additional financing at the expiration of any our debt facilities, our ability to continue operations could be dependent on our ability to obtain alternative debt and/or equity financing. The inability to obtain such financing could have a material adverse effect on our operations and financial condition.

The trading price in our common stock may be volatile and you may lose all or part of your investment.

The market price of our common stock has been subject to significant fluctuations and these fluctuations could continue. Some factors that could affect the market price of our common stock are as follows:

- actual or anticipated changes in our operating results,
- our stock is subject to short selling and may cause trading in our common stock to be volatile,
- our stock is subject to margin calls and may cause trading in our common stock to be volatile,
- changes in research analysts' recommendations or estimates of financial performance,
- changes in market valuation of similar companies, economic and general market conditions,
- announcements of significant contracts, company developments, commercial relationships, banking credit facilities, capital commitments, acquisitions or joint ventures,
- issuance of additional shares of common stock or other securities, and
- intellectual property or litigation developments.

Trading in our common stock may experience significant price and volume fluctuations and adversely affect the trading price of our common stock. Following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial cost and a diversion of management's attention and resources. See Item 3, Legal Proceedings, above.

Repurchases of our common stock may not prove to be the best use of our cash resources.

We have and plan to continue to repurchase shares of our common stock. Since the inception of our share repurchase program in June 2007, through February 28, 2010, we have repurchased 3.3 million shares for a total of approximately $18.4 million. Our board of directors authorized the repurchase of up to $33.5 million of our common stock and a total of $15.1 million remains available for repurchases. These repurchases and any repurchases we may make in the future may not prove to be at optimal prices and our use of cash for the stock repurchase program may not prove to be the best use of our cash resources and may adversely impact our future liquidity.

We have been and may continue to become the target of securities class action suits and derivative suits which could result in substantial costs and divert management attention and resources.

Securities class action suits and derivative suits are often brought against companies following periods of volatility in the market price of their securities, such as we experienced at the end of 2007. Defending against these suits, even if meritless, can result in substantial costs to us and could divert the attention of our management. See Item 3, Legal Proceedings, above.

We may be at risk to accurately report financial results or detect fraud if we fail to maintain an effective system of internal controls.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report that contains an assessment by management on the company's internal control over financial reporting in their annual reports on Form 10-K. In addition, the independent registered public accounting firm auditing the company's financial statements must attest to and report on our assessment of the effectiveness of the internal controls over financial reporting. While we are consistently working on improvements and conducting rigorous reviews of our internal controls over financial reporting, our independent auditors may interpret Section 404 requirements and apply related rules and regulations differently. If our independent auditors are not satisfied with our internal control over financial reporting or with the level at which it is documented, operated or reviewed, they may decline to attest to management's assessment or issue a qualified report. Additionally, if we are not able to meet all the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission.

In conducting its assessment, our management concluded that there were material weaknesses, as defined in the Public Company Accounting Oversight Board's Auditing Standard No. 5, in our disclosure controls and internal control over financial reporting as of December 31, 2009. We have implemented certain controls, and are in the process of implementing additional controls, to remediate these material weaknesses. Management believes these material weaknesses were not fully remediated as of December 31, 2009 and through the date of this report. See discussion included in Item 9A "Controls and Procedures" below for additional information regarding our disclosure controls and internal control over financial reporting.

We cannot assure you that significant deficiencies or material weaknesses in our disclosure controls and internal control over financial reporting will not be identified in the future or that the identified material weaknesses will be remediated in the first quarter of 2010. Also, future changes in our accounting, financial reporting, and regulatory environment may create new areas of risk exposure. Failure to modify our existing control environment accordingly may impair our controls over financial reporting and cause our investors to lose confidence in the reliability of our financial reporting, which may adversely affect our stock price.

Internal controls over IT could continue to adversely affect our system of internal controls

On October 2, 2009, we migrated from our proprietary enterprise operating system to an ERP system running on a customized Microsoft Dynamics AX. We have encountered unexpected deficiencies in implementing the new system, including control deficiencies that resulted in material weaknesses in our system of internal controls. These deficiencies had a material adverse effect on our operations, results of operations and system of internal controls in the fourth quarter of 2009. The new system will require that we design and adopt new internal controls, and any failure by us to implement and test those new controls in a timely manner would continue to result in material weaknesses in our system of internal controls.

Our branded inventory may be vulnerable to complaints or claims of infringement on intellectual property rights

We purchase branded merchandise from third party vendors and are relying on their licensing agreements with the brand owners. In the event that a third party vendor misrepresents its licensing rights, we are vulnerable to complaints or claims of infringement on intellectual property rights and could be subject to legal proceedings and/or barred from selling the affected merchandise. If the third party vendor does not have the ability to take financial responsibility over the infringement our results of operations could be adversely affected.

We will devote necessary resources to respond promptly and thoroughly to the SEC investigation.

On February 10, 2009 and October 27, 2009, the Securities and Exchange Commission ("SEC") issued subpoenas to us to produce documents relating to the Company's inventory reserve policies, vendor marketing contributions, as well as other matters. We intend to cooperate fully with the SEC's formal investigation, and our management will devote the resources required to respond promptly and thoroughly to any request by the SEC for any additional information or documents. Although the investigation is in its preliminary stages, and it is therefore difficult to predict the time required by senior management to respond to it, we do not presently anticipate that the investigation will adversely affect management, our results of operations or our financial position. Until the investigation is concluded, however, it is difficult to assess its impact on us.

We must continue to generate a high volume of visitor traffic to our website and convert those visitors into buyers.

Our net revenue depends to a significant extent on the number of customers who visit our website to purchase merchandise and the dollar amount of their purchases. Generating increased traffic to our website and converting that traffic into buyers requires us to achieve effective results from our marketing campaigns; offer a wide variety of products that our customers can purchase at favorable prices; maintain a user-friendly shopping experience; ensure the satisfactory availability, performance, and reliability of our website, network infrastructure, and transaction processing systems; and provide high-quality customer service. Our business will be harmed if we are unable to increase our customer base and the dollar volume of the orders customers place with us.

We are subject to "prank" bidding by persons who are not required to provide their identification.

Presently, we do not require new users to our site to provide their identification upon registration. Consequently, from time to time we are subject to "prank" bidders who may win auctions but do not intend to purchase our merchandise. Although the Company re-auctions merchandise not purchased by such bidders, a large number of failed auctions in which winning bidders do not complete their purchases could adversely affect our results of operations.

We may face increasing costs to acquire new customers.

The acquisition of new customers is a key factor in increasing demand for our jewelry products and increasing our revenue. We currently attract new customers by driving traffic to our website using a marketing and advertising strategy that includes targeted keyword searches, online banner advertising, targeted e-mail advertising, and participation in affiliate programs. We do not maintain long-term contracts or arrangements with any companies, including any search engines, Internet portals, or other websites, and we may not successfully enter into additional relationships or maintain existing ones. In addition, traffic to our website could decline if our online marketing programs become less effective or the traffic decreases to the search engines, Internet portals, and websites with which we advertise. Our business could be materially and adversely affected if any substantial number of companies on which we advertise experience financial or operational difficulties or experience other corporate developments that adversely affect their performance. A failure to maintain or expand existing online advertising relationships or to establish additional online advertising relationships that generate a significant amount of traffic from other websites could result in decreased sales or limit the growth of our business.

Our growth will depend on our ability to increase the popularity of our website, and we may not be able to do so effectively.

We believe that continuing to increase the popularity of our website will be critical to expanding our business. Promoting and positioning our website will depend largely on the success of our marketing efforts and our ability to provide a variety and sufficient quantity of high-quality products at attractive prices in a convenient manner. Promoting our website will require us to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among users. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our website popularity and our brand. If we do attract new users to our website, they may not conduct transactions on a frequent basis or in sufficient dollar amounts. If we fail to promote and maintain our website or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our business would be harmed.

We anticipate expanding our international sales activities, causing our business to become increasingly susceptible to numerous risks that could affect our profitability.

In 2008 and 2009, 23.9% and 31.7%, respectively, of our net revenue was generated by shipments to customers outside of the United States. We plan, over time, to expand our reach into international markets. We do not, however, currently have any overseas fulfillment, distribution, or server facilities. We cannot be certain that we will be able to expand our global presence. In addition, there are certain risks associated with doing business on an international basis, including regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, longer payment cycles, and potentially adverse tax consequences, any of which could adversely affect our business. Although our foreign sales historically have been denominated in U.S. dollars, we also may be subject to increased risks relating to foreign currency exchange rate fluctuations to the extent we decide to denominate our sales in foreign currencies.

Customer complaints or negative publicity about our customer service could adversely affect our reputation and, as a result, our business could suffer.

Customer complaints or negative publicity about our customer service could severely diminish consumer confidence and the use of our website. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could significantly impact our profitability. The failure to manage or train our customer service representatives properly could compromise our ability to handle customer inquiries and complaints effectively. If we do not handle customer inquiries and complaints effectively, we may lose customer confidence. As a result, our revenue could suffer and our operating margin may decrease.

Quarterly financial results may not be consistent and impact our stock price.

There are numerous influences on our quarterly financial results that extend beyond the normal seasonal trends. Fluctuations that are under our control include: our ability to influence the timing and quantity of items we place for auction; our decision to acquire merchandise at favorable prices; our expenditures on marketing and our ability to attract customer visits to our website. Fluctuations that are not under our control that may directly impact our quarterly financial results include: changes in market price for precious metals and gems; changes in consumers' discretionary income and demand for our products; and changes in fashion trends.

We do not have a guaranteed supply of jewelry products, and we have a concentration of inventory purchases from our top two suppliers.

The success of our business depends, in part, on our ability to offer our customers a wide variety of jewelry that they can purchase at prices that are substantially below those of traditional jewelry retailers. We do not have any formal or binding supply agreements with any of our manufacturers, distributors, or other suppliers for our supply of jewelry products. As a result, we do not have a guaranteed supply of jewelry products at favorable prices. Our inability to maintain and expand our jewelry supply relationships or the inability of our suppliers to continue to supply us with jewelry products at favorable prices would substantially harm our business and results of operations.

In addition, we have a concentration of inventory purchases from a small number of suppliers. Our top vendors based on the amount of purchases vary from quarter to quarter. The top two suppliers accounted for approximately 24.0%, 14.6% and 27.7% of our total purchases in 2007, 2008, and 2009, respectively.

We may give substantial deposits of inventory to our manufacturing vendors to produce finished jewelry products.

We may be at risk of loss for the diamonds, precious and semi-precious gems that we have given to our manufacturing vendors to produce into finished jewelry products. If the businesses of the vendors fail, the diamond inventory is lost or stolen, the vendors do not have adequate insurance coverage or if the vendors fail to produce and deliver finished jewelry products, we would incur substantial losses that would have a material impact on our net income and financial position.

Competition from online auctioneers and other online companies with greater brand recognition may adversely affect our sales.

The market for online auctions is rapidly evolving and intensely competitive. We expect competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new websites at relatively low cost using commercially available software.

We currently compete with a number of other companies, and other competitors may appear in the future. Our competitors currently include various online auction services and retailers, including eBay, Blue Nile, Overstock, and uBid. We also encounter competition from national jewelry retail chains, such as Zales, Kay Jewelers, and Finlay Fine Jewelry, and mass retailers and other enterprises, such as Wal-Mart, Target, J. C. Penney, Costco, QVC, and Home Shopping Network. Many of our competitors have greater brand recognition, longer operating histories, larger customer bases, and significantly greater financial, marketing, and other resources than we do. Smaller competitors may enter into strategic or commercial relationships with larger, more established, and better financed companies. Other competitors may enter into exclusive distribution agreements with our suppliers that deny us access to suppliers' products. Competitors may also devote greater resources to marketing and promotional campaigns and to website and systems technology than we do. We may not be able to compete successfully against current and future competitors or address increased competitive pressures. Furthermore, attempts have been made in the past to develop and market synthetic stones and gems to compete in the market for gemstones and gemstone jewelry. We expect such efforts to continue in the future. If any such efforts are successful in creating widespread demand for synthetic or alternative gemstone products, demand and price levels for our products could decline and our business and results of operations would be substantially harmed.

We rely heavily on the sale of jewelry for our net revenue, and demand for these products could decline.

Luxury products, such as jewelry, are discretionary purchases for consumers. The volume and dollar amount of such purchases may be affected by adverse trends in the general economy and consumer perceptions of those trends, and purchases may significantly decrease during economic downturns. The success of our business depends in part on macroeconomic factors, such as employment levels, salary levels, tax rates, and credit availability, all of which affect disposable income and consumer spending. Any reduction in disposable income or consumer spending may affect us more significantly than companies in other industries.

Our net revenue and results of operations depend in part on the demand for jewelry. Consumers' tastes are subject to frequent, significant, and sometimes unpredictable changes. Should prevailing consumer tastes for jewelry change or the demand for jewelry decrease, the sale of our products could decline and our business and results of operations would suffer.

Furthermore, our ability to increase our net revenue and enhance our profitability may depend on our ability to expand our product offerings beyond our current offerings. If we offer new products that are not accepted by customers, our brand and reputation could be adversely affected, our sales may fall short of expectations, and we may incur substantial expenses that are not offset by increased sales.

Because we carry our jewelry products in inventory, our net revenue and gross margin may decrease if we are unable to predict and plan for changes in consumer demand.

If our sales increase, we will be required to increase our inventory proportionately. Consumer tastes and preferences for jewelry products can change rapidly, thereby exposing us to significant inventory risks. Currently, because the products we sell also consist of closeout merchandise from manufacturers, distributors, and other suppliers, we have less control over the specific items that we offer for sale than we would if we primarily ordered goods manufactured for us. In addition, it is important that we are able to purchase jewelry that we perceive to be in demand. The demand for specific products can change between the time we order items and when we sell them. As a result, we may be required to take significant inventory markdowns, which could reduce our gross margin, if we do not accurately predict these trends or if we overstock unpopular merchandise.

We may be subject to a tax liability for past sales and our future sales may decrease if we are required to collect sales and use taxes on the products we sell.

In accordance with current industry practice and our interpretation of current law, we do not currently collect sales or other taxes with respect to shipments of goods into states other than California, New York and Rhode Island. However, additional states or foreign countries may seek to impose sales or other tax obligations on us in the future. A successful assertion by one or more states or foreign countries that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past and future sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers, and otherwise substantially harm our business, financial condition, and results of operations.

We rely on suppliers and third-party carriers as part of our fulfillment process, and these third parties may fail to meet shipping schedules or requirements.

We rely on suppliers to deliver our orders promptly, which we then carry in inventory to ensure availability and expedited delivery to our customers. We also rely on third-party carriers to ship our products to our customers. As a result, we are subject to various risks, including employee strikes and inclement weather, associated with the ability of third-party carriers to provide delivery services to meet our shipping needs and those of our suppliers. The failure of our suppliers and third-party carriers to deliver products to us or our customers in a timely manner or otherwise to serve us or our customers adequately would damage our reputation and brand and substantially harm our business and results of operations.

Increases in the cost of precious metals and precious and semi-precious stones would increase the cost of our jewelry products.

The jewelry industry is affected by fluctuations in the prices of precious metals and precious and semi-precious stones. The availability and prices of gold, silver, platinum, and other precious metals and precious and semi-precious stones may be influenced by such factors as cartels, political instability in exporting countries, changes in global demand, and inflation. Shortages of these materials or an increase in their prices could reduce the quantity of products we have available for sale and our ability to sell our products for more than our cost, causing reduced sales or lower margins compared to our historical and expected sales and margins.

The satisfactory availability, performance, and reliability of our website, network infrastructure, and transaction processing systems are critical to our ability to attract, retain, and service customers.

Any problems with the availability, performance, or reliability of our website, network infrastructure, or transaction processing systems could result in decreased customer traffic, reduced orders, reduced order fulfillment performance, and lower net revenue as well as negative publicity and damage to our reputation. In order to remain competitive, we must continually seek to improve and expand the functionality and features of our website, network infrastructure, transaction processing systems, and delivery and shipping functions to accommodate any substantial increase in the volume of traffic to and orders from our website. We may not be successful in these efforts, and we may not be able to project accurately the rate or timing of increases, if any, in the use of or sales from our website, or timely expand or upgrade our website, infrastructure, or systems to accommodate any such increases. Additionally, we may not be able to remedy any such availability, performance, or reliability problems in a timely manner, or at all, because we depend in part on third parties for such availability, performance, and reliability. Our website and back-office servers are located at a third-party co-location facility operated by Savvis Inc. in El Segundo, CA which is vulnerable to fire, earthquakes, and similar events.

Our business and results of operations would be harmed in the event of any failure of our auction and bidding systems hardware, which is located at a single third-party co-location facility, or any failure of our fulfillment and administrative hardware.

Our business depends in part on the efficient and uninterrupted operation of our computer and communications hardware. The servers and other hardware necessary to operate our website, including our auction and bidding systems, are located at a single third-party co-location facility in El Segundo, CA. We rely on that facility to provide Internet access with the speed, capacity, and reliability we require. Our servers and other hardware that run our transaction processing, order fulfillment, and office administration tasks are located at our headquarters. Our servers and other hardware are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquakes, and similar events. We do not currently have redundant systems in multiple locations or a formal disaster recovery plan, and our business interruption insurance may be insufficient to compensate us for any losses that may occur. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, which could lead to interruptions, delays, loss of critical data, the inability to accept and fulfill customer orders, or the unauthorized disclosure of confidential customer data. System disruptions or failures would also create a large number of customer questions and complaints that need to be addressed by our customer service support personnel. The occurrence of any of the foregoing risks could substantially harm our business and results of operations. Our systems are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, and similar events.

Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation and substantially harm our business and results of operations.

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Third parties may have the technology or expertise to breach the security of customer transaction data. Our security measures may not prevent security breaches that could result in substantial harm to our business and results of operations and damage to our reputation. Currently, a majority of our sales are billed to our customers' credit card accounts directly. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain cardholder signatures. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. We do not currently carry insurance against this risk. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the technology we use to protect customer transaction data. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Any such compromise of our security could damage our reputation and brand and expose us to a risk of loss or litigation and possible liability, which would substantially harm our business and results of operations.

In addition, the Payment Card Industry (PCI) imposes strict customer credit card data security standards that require us to provide quarterly self assessments to ensure that our customers credit card information is protected. Failure to meet the PCI data security standards could result in substantial fines and/or loss of the right to collect credit card payments. The loss of credit card activity would materially impact operations.

We are vulnerable to fraudulent activities on our website, including unauthorized use of customer information and identity theft by third parties.

Our network security measures to prevent third parties from penetrating our network and improperly accessing our customers' personal information or credit card information may not be successful. Although we have not experienced any theft of our customers' credit card information to date, as new discoveries in the field of cryptography and advances in computer capabilities occur, our security measures may not effectively prevent others from obtaining improper access to our customer information. In addition, third parties may target our customers directly with fraudulent identity theft schemes designed to appear as legitimate e-mails from us. In March 2006, one such third party attempted to solicit customer information through a tactic, commonly known as "phishing," whereby an e-mail purporting to be from us solicited customer information from recipients of the e-mail. Any such security breach or fraud perpetrated on our customers could expose us to increased costs and could harm our business and results of operations.

Our ability to grow our business will be impaired by delays, interruptions, or failures of the Internet.

Our success depends on the continued growth and maintenance of the Internet. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. If Internet usage continues to grow as anticipated, the infrastructure may not be able to support the level of usage and its performance and reliability may decline. If outages or delays on the Internet increase, overall Internet usage could grow more slowly or decline. In addition, the performance of the Internet may be harmed by increased number of users or bandwidth requirements or by viruses, worms, and similar issues. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage.

We depend on the continued growth and acceptance of online commerce, and our business will be substantially impaired if the growth of online commerce slows or does not grow as expected.

Our success depends on the widespread acceptance and use of the Internet as an effective medium for commerce by consumers. The acceptance and use of the Internet may not continue to expand as expected, and a sufficient broad base of consumers necessary for its continued growth may not adopt the Internet as a medium for commerce. Consumers who historically have used traditional means of commerce may have concerns about privacy, the inability to physically inspect merchandise before buying, delivery time, product damage during shipment, and the costs and inconvenience involved in returning purchased items, which may inhibit their crossover to e-commerce. In order to expand our user base, we must appeal to and acquire consumers who historically have used traditional means of commerce to purchase goods. If these new customers execute fewer or lower dollar amounts of orders than our historical users, and we are unable to gain efficiencies in our operating costs, including the cost of acquiring new customers, our business and profits could be adversely affected.

Increased product returns and the failure to predict product returns could substantially harm our business and results of operations.

As we expand our business and product offerings, rates of product return may increase. Any significant increase in product returns above our return assumptions and allowances could substantially harm our business and results of operations.

Our inventory is vulnerable to damage or loss caused by fire, flood, earthquakes, and similar events, and we face the risk of theft of our products from inventory or during shipment.

Our inventory is stored at our warehouse/office facility in Culver City, California. Consequently, our merchandise supply is vulnerable to fire, flood, earthquakes, and similar events that may impact our facility. Any damage to or loss of all or a significant portion of our inventory could cause significant delays in shipment of goods to our customers, resulting in negative publicity about and diminished customer confidence in our website. In addition, we may experience theft of our products while they are being held in inventory or during the course of their shipment to our customers by third-party carriers. We have implemented security measures to prevent such theft and maintain insurance to cover losses resulting from theft. Nevertheless, we could incur significant losses from theft, which would substantially harm our business and results of operations, if our security measures fail, losses exceed our insurance coverage, or we are not able to maintain insurance at a reasonable cost.

Increases in credit card processing fees could increase our costs.

Our merchant bank processor, Visa, MasterCard, American Express, Discover Card, PayPal and Bill-Me-Later could increase the processing and interchange fees that they charge for transactions using their cards or service. Increases in processing and interchange fees may result in increased operating costs and reduced profit margin.

We may default on our obligations, if we are unable to generate sufficient cash through sales in a timely manner.

Since our formation, we have funded our operations through the sale of equity securities and cash generated from operations. The working capital characteristics of our business have allowed us to collect cash from sales to customers within several business days of the related sale, while we typically have extended payment terms with our suppliers. We do not, however, have any formal or binding supply agreements with any of our suppliers, manufacturers, distributors, or other suppliers or any other formal agreements with them on payment terms. Accordingly, there is a risk that we may default on our obligations if we are unable to generate sufficient cash through sales in a timely manner or through our credit facility.

Seasonal fluctuations in our net revenue could cause our quarterly results to fluctuate and cause our results of operations to be below expectations.

Historically, sales in the jewelry industry are seasonal and have been higher in the fourth quarter of the calendar year as a result of higher consumer spending during the December holiday season. Approximately 33.8%, 16.9% and 24.9% of our net revenue was generated during the fourth quarter of 2007, 2008 and 2009, respectively. The fourth quarter of 2008 and 2009 were exceptions as we encountered a significant slowdown in sales resulting from the 2008 financial and economic crisis. The fourth quarter of 2009 was further affected by the migration of our proprietary enterprise operating system to an ERP system running on a customized Microsoft Dynamics AX as unexpected deficiencies in implementing the new system had a material adverse effect on our results operations. As we continue to recover and grow, we expect to experience more pronounced seasonal fluctuations in our net revenue and anticipate a disproportionate amount of our revenue will occur in the fourth quarter. In anticipation of any increased sales activity during the fourth quarter, we may incur significant additional expenses, including higher sales and marketing costs and additional staffing in our fulfillment and customer support operations. If we were to experience lower than expected sales during any future fourth quarter, it would have a disproportionately large impact on our results of operations for that year. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and fulfillment activities, and may cause a shortfall in sales compared with expenses in a given period, which would substantially harm our business and results of operations.

Sales growth in prior periods may not be indicative of our future growth.

Our sales have fluctuated significantly in the past, in part, as a result of varying amounts of funds we have spent on advertising and inventory levels and may fluctuate significantly in the future because of varying advertising and inventory costs. These factors may prevent the meaningful use of period-to-period comparisons of financial results. For these and other reasons, investors should not rely on past sales growth rates as a prediction of our future sales growth.

We had grown quickly, and our business will suffer if we fail to manage our future growth.

We had expanded our operations at a rapid pace prior to the 2008 financial and economic crisis. This expansion had placed a significant strain on our management, operations, and financial resources. When the economy recovers, we anticipate adding personnel in the future, including managerial, technical, and operations personnel. In order to manage the future growth of our operations, we also will be required to improve existing and implement new transaction-processing, operational and financial systems, procedures, and controls. If we are unable to manage growth effectively, our business and results of operations will be harmed.

Descriptions of our jewelry items are not guarantees and may confuse, mislead, or disappoint our customers.

In an effort to provide accurate descriptions of jewelry posted on our website, we provide appraisal summaries from third-party gemological laboratories for some of our jewelry items. All other jewelry and watch descriptions are provided by our full-time Gemological Institute of America, or GIA, trained gemologists and other experienced product specialists. Nevertheless, there is a subjective component involved with respect to assessing the clarity, color, and carat characteristics of diamonds and other gemstones. In addition, mistakes or omissions of important information in our descriptions may occur. Even if our descriptions are accurate, buying a product online may lead to disappointment resulting in returned merchandise. For example, a customer may determine that a piece does not have the expected look, feel, and overall appearance of the merchandise that the buyer envisioned from the website photograph.

Additionally, in response to customer requests and as a courtesy to resellers, we provide "Compare," and/or "Retail" prices for jewelry items listed on our website. Compare prices are not meant to reflect fair market values or manufacturer suggested retail prices, and in fact, may be higher than prices found in local retail stores. As a consequence, perceived misrepresentations in item descriptions by disappointed buyers may occur, resulting in negative publicity about and diminished customer confidence in our website.

We may unknowingly be involved in "conflict" diamond purchases that result in a negative public relationship impact.

There has been an increase in attention to "conflict" diamonds originating out of war-torn regions of Africa. The proceeds from the sale of "conflict" diamonds have been used to fund ongoing aggression and terrorist activities throughout the world. We make every effort to evaluate our vendor sources to ensure they are not a dealer in "conflict" diamonds. In addition we have implemented an anti-money laundering program to guard against both illicit purchase and sales activities. If these risks were to occur, we may face a negative public reaction to our brand name resulting in loss of sales.

We may not be able to maintain our domain name uniqueness.

Our Internet domain name is critical to our success. Under current domain name registration practices, no other entity can obtain an identical domain name, but can obtain a similar name or the identical name with a different suffix, such as ".net" or ".org," or with a different country designation, such as "jp" for Japan. We have not registered our domain name with different suffixes nor have we registered our name in any other jurisdiction. As a result, third parties may use domain names that are similar to our domain name, which may result in confusion to potential customers and lost sales. We are aware that other businesses have registered the name "bidz" with other suffixes and in other countries.

We may be subject to assertions by third parties for infringement on their intellectual property rights.

Third parties may in the future assert that we have infringed on their intellectual property rights as we self-develop our auction platform, sales transaction system, and inventory control system. We have a larger exposure to being accused of intellectual property rights infringements than if we had purchased our technology off the shelf. We also may be at risk for selling items that infringe on other third party trade dress rights, copyright, or patent rights that may cause the offended party to bring an action against us. In either event of alleged infringement, we would face substantial litigation cost to defend ourselves and utilization of our management and personnel resources.

We may be unable to protect or enforce our own intellectual property rights adequately, and we may become subject to intellectual property litigation.

We regard the protection of our trademarks, copyrights, domain name, trade dress, and trade secrets as critical to our success. We rely on a combination of common law as well as trademark, copyright, trade dress, and trade secret laws to protect our intellectual property rights. We also have entered into confidentiality and invention assignment agreements with our employees and relevant contractors and nondisclosure agreements with relevant parties with whom we conduct business in order to limit access to and disclosure of our proprietary information. These contractual arrangements and other steps we have taken to protect our intellectual property may not prevent misappropriation of our intellectual property or deter independent development of similar intellectual property by others Effective trademark, copyright, patent, trade dress, trade secret, and domain name protection is very expensive to maintain and may require litigation.

Third parties may from time to time claim that we have infringed their intellectual property relating to our business model or auction systems. We expect that participants in our market increasingly will be subject to infringement claims as the number of services and competitors in our industry segment grows. Any claim like this, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays, or require us to enter into royalty or license agreements. These royalty or license agreements may not be available on acceptable terms or at all. As a result, any such claim could harm our business.

We may be unable to enforce protection of our intellectual property rights under the laws of other countries.

We anticipate that we will become increasingly subject to international intellectual property risks, including differing intellectual property laws, which may be insufficient to protect our intellectual property, unique local laws, and lack of applicable law or clear precedent.

Various legal rules and regulations related to privacy and the collection, dissemination, and security of personal information may adversely affect our marketing efforts.

We are subject to increasing regulation at the federal, state, and international levels relating to privacy and the use of personal user information designed to protect the privacy of personally identifiable information as well as to protect against its misuse. These laws include the Federal Trade Commission Act, the CAN-SPAM Act of 2003, the Children's Online Privacy Protection Act, the Fair Credit Reporting Act, the Homeland Security Act, and related regulations. In May 2009, we received a Civil Investigation Demand for Information from the Federal Trade Commissioner ("FTC") relating to email marketing practices. We have been cooperating fully with the FTC regarding this matter. Several states have proposed legislation that would limit the use of personal information gathered online or require online services to establish privacy policies. Moreover, proposed legislation in the United States and existing laws in foreign countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct, and delete personal information stored by companies. These regulations and other laws, rules, and regulations enacted in the future may adversely affect our ability to collect, disseminate, or share demographic and personal information about users and our ability to e-mail or telephone users, which could be costly and adversely affect our marketing efforts.

We may be subject to regulations governing the conduct and liability of auctioneers, which could affect the way in which we conduct our business or otherwise increase our cost of doing business.

Numerous states and foreign jurisdictions, including California, where our headquarters are located, have regulations regarding how auctions may be conducted and the liability of auctioneers in conducting such auctions. No final legal determination has been made whether the California regulations apply to our business, and little precedent exists in this area. Several states and some foreign jurisdictions have attempted, and may attempt in the future, to impose regulations that could affect us or our users, which could harm our business.

We are subject to regulations relating to consumer privacy, which could increase the cost of our doing business, expose us to litigation costs, increase our service or delivery costs, and otherwise harm our business.

Several states have proposed, and California, Minnesota, Utah, and Vermont have recently passed, legislation that would limit the uses of personal user information gathered online or offline. Many states already have such laws and continually consider strengthening them, especially against online services. However, the Fair Credit Reporting Act, or FCRA, a federal statute enacted in 1970 to protect consumer privacy, includes a provision preempting conflicting state laws on the sharing of information between corporate affiliates. The preemptive provisions of FCRA were permanently extended in 2002, thereby ensuring that we are not subject to the laws of each individual state with respect to matters within the scope of FCRA, but remain subject to the other provisions of FCRA.

The Federal Trade Commission also has settled several proceedings against companies regarding the manner in which personal information is collected from users and provided to third parties. As noted above, we are cooperating with the FTC in an investigation relating to email marketing. See Item 1, Legal Proceedings. Specific statutes intended to protect user privacy have been passed in many foreign jurisdictions. Compliance with these laws, given the tight integration of our systems across different countries and the need to move data to facilitate transactions among our users, such as payment companies and shipping companies, is both necessary and difficult. Failure to comply could subject us to lawsuits, fines, criminal penalties, statutory damages, adverse publicity, and other losses that could harm our business. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way we do business or could create uncertainty on the use of the Internet. This could reduce demand for our products, increase the cost of our doing business, expose us to litigation costs, increase our service or delivery costs, or otherwise harm our business.

New and existing regulations could harm our business.

We are subject to the same foreign and domestic laws as other companies conducting both online and offline business. There are still relatively few laws specifically directed towards online business. However, due to the increasing popularity and use of the Internet and online services, many laws relating to the Internet are being debated at all levels of government around the world, and it is possible that such laws and regulations will be adopted. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights, and information security. Applicability to the Internet of existing laws governing issues, such as property ownership, copyrights and other intellectual property issues, taxation, libel and defamation, obscenity, and personal privacy is uncertain. The vast majority of these laws was adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the U.S. Digital Millennium Copyright Act and the European Union's Directive on Distance Selling and Electronic Commerce, have only recently begun to be interpreted by the courts and implemented by the European Union member states, so their applicability and scope remain uncertain. As our activities and the types of goods listed on our website expand, regulatory agencies may claim that we or our users are subject to licensure in their jurisdiction, either with respect to our business in general, or in order to allow the sale of certain items, such as real estate, event tickets, boats, and automobiles.

In addition, because our products are available over the Internet in multiple states and because we sell merchandise to consumers residing in multiple states, we could be required to qualify to do business as a foreign corporation in each state in which our products are available. Our failure to qualify as a foreign corporation in a jurisdiction in which we are required to do so could subject us to penalties. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse affect on our business.

We depend to a very significant extent on David Zinberg, our Chairman of the Board and Chief Executive Officer.

Our performance depends substantially upon David Zinberg, our Chairman of the Board and Chief Executive Officer, who has extensive experience with the purchase and sale of jewelry. We rely on Mr. Zinberg to make critical operational decisions on a daily basis, such as product offerings and purchases, and to make key strategic plans. We have an employment agreement with Mr. Zinberg extending through July 2010 and renewable annually. The loss of the services of Mr. Zinberg would adversely affect our business and operations.

Holders of common stock issued by us in prior offerings may be entitled to rescind their purchases.

From our inception until mid-2003, we raised over $20.5 million in gross equity capital by selling shares of our common stock to approximately 830 investors at prices ranging from $4.00 to $6.00 per share with a weighted average share price of $4.50. We also issued shares of common stock to about 30 persons in exchange for services and other non-cash consideration valued in excess of $5.5 million and issued approximately 250 stock option grants to purchase common stock at a weighted average exercise price of $4.45. After conducting these sales of our securities, we determined that these sales were not exempt from the registration requirements under the Securities Act of 1933 and similar provisions of laws of the states in which our stockholders reside, because certain of our employees who solicited investors engaged in a "general solicitation" of securities. In addition, these employees received compensation for selling our common stock and were required to be licensed as broker-dealers with the Securities and Exchange Commission, or SEC, and various state authorities, but they were not so licensed. In such situations, a number of remedies may be available to regulatory authorities and the investors who purchased common stock in those offerings, including a right of rescission, civil penalties, a restraining order or injunction, and a court order to pay restitution and costs. We believe, however, that as to any options by investors at this time or in the future, applicable statutes of limitations will mitigate our exposure to any civil remedies.

We do not intend to pay dividends on our common stock, and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have never declared or paid any cash dividends on our common stock and do not intend to pay dividends on our common stock for the foreseeable future. We intend to invest any future earnings to fund our business. Therefore, stockholders likely will not receive any dividends on our common stock for the foreseeable future. Investors cannot be certain that they will receive a positive return on their investment when they sell their shares or that they will not lose the entire amount of their investment.

The concentration of our capital stock ownership with our founder and executive officers and directors and their affiliates will limit your ability to influence corporate matters.

Our founder, executive officers, and directors together own approximately 37.6% of our common stock as of December 31, 2009. Marina Zinberg, our Vice President, who is the sister of David Zinberg, our Chairman and Chief Executive Officer, owns an additional 30.4% of our common stock. As a result, these individuals will have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as a merger or a sale of our company or its assets, for the foreseeable future. This concentrated control will limit the ability of other stockholders to influence corporate matters. Because of this, we may take actions that some of our stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected because stockholders may not view favorably the concentration of control in the hands of management.

Our charter documents and Delaware law could make it more difficult for a third party to acquire us, and discourage a takeover.

On June 22, 2006, we reincorporated in Delaware, and the Delaware certificate of incorporation and the Delaware General Corporation Law, or DGCL, contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. The Delaware certificate of incorporation also authorizes our Board of Directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with "interested stockholders." The Delaware certificate of incorporation divides our Board of Directors into three classes, with one class to stand for election each year for a three-year term after the initial election. The classification of directors tends to discourage a third party from initiating a proxy solicitation or otherwise attempting to obtain control of our company and may maintain the incumbency of our Board of Directors, as this structure generally increases the difficulty of, or may delay, replacing a majority of directors. The Delaware bylaws authorize our Board of Directors to fill vacancies or newly created directorships. A majority of the directors then in office may elect a successor to fill any vacancies or newly created directorships.

ITEM 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties.

We lease a 50,000 square foot facility in Culver City, California, which serves as our corporate headquarters and houses our sales, marketing, research and development, customer service, fulfillment, and warehouse operations. In March 2009, we extended the lease on our 50,000 square-foot facility by 32 months to expire in June 2012. In August 2007, we leased a separate 12,000 square-foot warehouse in Culver City, California and this lease expires in August 2012. In October 2009, we signed a new lease for a 26,000 square-foot office and warehouse space in Marina Del Rey, California beginning in November 2009 and expiring in October 2012.

Item 3. Legal Proceedings

In May and June, 2009, the Company and certain of its officers were named as defendants in three parallel class actions complaints filed in the United States District Court for the Central District of California (Ramon Gomez v. Bidz.com, Inc., et al., cv09-3216 (CBM) (C.D. Cal.; filed on May 7, 2009); James Mitchell v. Bidz.com, Inc., et al., cv09-03671 (CBM) (C.D. Cal.; filed on May 22, 2009); Mark Walczyk v. Bidz.com, Inc., et al., cv09-0397 (CBM) (C.D. Cal.; filed on June 3, 2009)). On July 30, 2009, the Court ordered the cases to be consolidated and appointed Roland Pomfret as the lead plaintiff. The lawsuits purport to represent the class of shareholders who purchased the Company's common stock between August 13, 2007 and November 27, 2007. The complaints charge the Company and certain of its officers and directors with violations of §10(b) and §20(a) of the Securities Exchange Act of 1934. The complaints allege that we failed to disclose unethical and fraudulent business practices that were alleged in a November 26, 2007 report by Citron Research (Stocklemon.com), that we did not have controls in place to prevent "shill bidding" and that we use unreliable or false appraisal prices on our merchandise. The court granted the plaintiffs' request to appoint Roland Pomfret as lead plaintiff, and a consolidated complaint was filed on October 13, 2009. In addition to the allegations in the original complaint, the consolidated complaint alleges that the defendants failed to correctly account for and disclose in detail its co-op marketing contributions and minimum gross profit guarantees. We believe that the lawsuits are meritless and intend to defend the cases vigorously.

In May and July, 2009, the Company and certain of its officers and its Board of Directors were named as defendants in two shareholder derivative lawsuits filed in the Superior Court of California, County of Los Angeles, and the United States District Court for the Central District of California, respectively (Bahram Akhavan v. Bidz.com, Inc. et al. BC414198 (filed May 20, 2009); Farris Hassan v. Bidz.com, Inc., et al. , cv09-04984 (CBM) (C.D. Cal.; filed on July 10, 2009)) (a similar complaint was by David Hughes on August 18, 2009). The Complaint alleges violations of law, including breaches of fiduciary duties, waste of corporate assets, unjust enrichment and violations of California Corporations Code that occurred between August 2007 and the present and that have caused substantial monetary loss to the Company and other damages, such as to its reputation and goodwill. On October 25, 2009, plaintiff filed an amended complaint that also includes allegations relating to the Company's co-op marketing contributions and minimum gross profit guarantees. We believe that the lawsuits are meritless and intend to defend the cases vigorously.

In May 2009, the Company received a Civil Investigative Demand for information from the Federal Trade Commission ("FTC") relating to email marketing practices. We have been cooperating fully with the FTC regarding this matter, and we do not believe that the investigation will adversely affect management, our results of operations, cash flows or our financial position.

On February 10, 2009, the Securities and Exchange Commission ("SEC") issued a subpoena to produce documents relating to the Company's inventory reserve policies, as well as other matters. We have been cooperating fully with the SEC regarding this matter, our management and certain employees have complied with subpoenas for testimony, and we do not believe that the investigation will adversely affect management, our results of operations, cash flows or our financial position. On October 27, 2009, the SEC issued a subpoena to produce documents relating to the Company's co-op marketing contributions and minimum gross profit guarantees.

On or about June 25, 2009, the Company was named as a defendant in a patent infringement lawsuit filed in the United States District Court for the Eastern District of Texas, Tyler Division (Soverain Software LLC v. J.C. Penney Corporation, Inc., Amway Corp., Avon Products, Inc., Bidz.com, Inc., Etronics, Inc. HSN, Inc., HSN Improvements, LLC, Cornerstone Brands, Inc., Ballard Designs, Inc., Garnet Hill, Inc., Smith & Noble, LLC, The Territory Ahead, Inc., QVC, Inc., Shutterfly, Inc., Victoria's Secret Stores Brand Management, Inc., Victoria's Secret Direct Brand Management, LLC, VistaPrint, Ltd., and VistaPrint USA, Inc. cv6:09-CV-274). The Complaint alleges that defendants' ecommerce sites infringe one or more patents held by the plaintiff. The Plaintiff seeks a judgment that its patents are not invalid and enforceable, a preliminary and permanent injunction against infringement of the patents, damages (including treble damages) and attorneys fees. We believe that the lawsuit is meritless and intend to defend the case vigorously.

On or about September 29, 2008, the Company, David Zinberg and Marina Zinberg were named as defendants in a complaint filed in the United States District Court for the Central District of California (Marla Tidenberg v. Bidz.com, Inc., et al., cv08 05553 (PSG)). On March 19, 2009, Tidenberg filed a Third Amended Complaint, which names only the Company as a defendant. The lawsuit alleges, among other things, that we engaged in unfair business practices by misrepresenting the value of our merchandise and by "false" bidding. The complaint purports to represent a class of persons who purchased any merchandise from us. On January 7, 2010 the Court denied Marla Tidenberg's Motion for Class Certification. On February 26, 2010, Marla Tidenberg accepted our offer to pay her Twenty Thousand Dollars in exchange for a dismissal of her case with prejudice.

We are, from time to time, a party to disputes arising from normal business activities, including various employee-related matters. In the opinion of our management, resolution of these matters, individually or collectively, will not have a material adverse effect upon our financial condition or future cash flows and operating results.

Item 4. Submission of Matters to a Vote of Security Holders

We held our annual meeting of stockholders on May 28, 2009. The following items were voted on by our stockholders:

Election of Class III member of our Board of Directors for a term expiring in 2012

	FOR	WITHHELD/ AGAINST
Garry Y. Itkin	18,747,315	336,057

	FOR	AGAINST	ABSTAIN
Proposal to approve the ratification of the appointment of Stonefield Josephson, Inc. as the Company's independent auditors for the fiscal year ended December 31, 2009	19,073,595	7,141	2,636

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is quoted on The NASDAQ Stock Market LLC under the symbol "BIDZ." The following table sets forth the high, low and closing market prices of our common stock during each of the four calendar quarters for 2009:

For the quarter ended:	High	Low	Close
March 31, 2009	$ 4.73	$ 2.25	$ 4.02
June 30, 2009	$ 4.84	$ 2.61	$ 2.82
September 30, 2009	$ 4.80	$ 2.67	$ 3.48
December 31, 2009	$ 3.48	$ 1.88	$ 2.00

As of December 31, 2009, there were 22,114,357 shares of common stock outstanding.

We have established a public market for our common stock on the NASDAQ Capital Market since June 2007. We have registered for offer and sale the shares of common stock that are reserved for issuance pursuant to stock options covered by our stock option plans. Shares covered by such registration statements upon the exercise of stock options or warrants generally will be eligible for sale in the public market, except that affiliates will continue to be subject to volume limitations and other requirements of Rule 144. As of December 31, 2009, the number of shares of our common stock that is subject to outstanding options to purchase common stock is 6,779,000.

Shares held by management and affiliates of our company are subject to the resale limitations of Rule 144. In general, under Rule 144 as currently in effect, any person, or persons whose shares are aggregated for purposes of Rule 144, who beneficially owns restricted securities with respect to which at least six months has elapsed since the later of the date the shares were acquired from us, or from an affiliate of ours, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock and the average weekly trading volume in common stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Dividends

We have never declared or paid any dividends on our common stock and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. Payments of any cash dividends in the future will be within the discretion of our Board of Directors and will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our Board of Directors.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders			
2006 Stock award plan	290,500	$ 7.89	712,803
2002 Special stock option plan	—	$ —	—
Equity compensation plans not approved by security holders			
2001 Stock option plan	488,500	$ 6.00	—
Non-statutory stock option (2)	6,000,000	$ 6.00	—
Total	6,779,000	$ 6.08	—

(1) The total number of shares of common stock to be issued upon exercise of all outstanding stock options is 6,779,000 as of December 31, 2009.

(2) Includes a non-statutory stock option to purchase 6,000,000 shares at an exercise price of $6.00 per share granted to David Zinberg, our Chief Executive Officer.

Recent Sales of Unregistered Securities

During the past three years we have sold the following securities that were not registered under the Securities Act of 1933. The share issuances were undertaken in reliance on the exemption from registration under the Securities Act of 1933 (the "Act") set forth in Section 4(2) of the Act or Rule 701 under the Act.

In 2009, we issued 666,000 restricted stock awards of our common stock, with 25% vesting at the end of each year over a four year period, under the 2006 Award Plan to management and key employees for services rendered to our Company. No stock options were granted in 2009.

In 2008, we issued 24,800 restricted share awards of our common stock, with 25% vesting at the end of each year over a four year period, under the 2006 Award Plan to 13 employees for services rendered to our company. No stock options were granted in 2008.

In 2007, we issued 10,000 and 8,750 shares of our common stock to each of our outside directors, Peter Hanelt and Man Jit Singh, respectively, as payment of independent director fees. We also issued 40,000, 35,000 and 35,000 restricted share awards of our common stock, with 25% vesting at the end of each year over a four year period, under the 2006 Award Plan to each of our outside directors, Peter Hanelt, Man Jit Singh and Garry Itkin, respectively, as payment of independent director fees. We issued stock options to purchase an aggregate of 1,000,000 shares in our common stock at an exercise price of $8.23 per share to 4 of our employees under our 2006 Award Plan for services rendered to the our company. We also issued 16,000 restricted share awards of our common stock, with 25% vesting at the end of each year over a four year period, under the 2006 Award Plan to 5 employees for services rendered to our company.

Issuer Purchases of Equity Securities

The following table contains information about repurchases of our common stock during the fourth quarter of 2009 and no shares were repurchased during the quarter:

2009	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced program	Maximum dollar value of shares that may yet be purchased under the program (1)
October 1 — October 31	—	—	3,308,841	$ 15,095,825
November 1 — November 30	—	$ —	3,308,841	$ 15,095,825
December 1 — December 31	—	$ —	3,308,841	$ 15,095,825
Total	—	$ —	3,308,841	$ 15,095,825

(1) In June 2007, we authorized the stock buyback program for up to $5 million of our outstanding common stock to be repurchased through the open market at prices deemed appropriate by management. In February 2008, we authorized an increase in the stock buyback program to $20 million from $5 million. In February 2009, we authorized an increase in the stock buyback program to $33.5 million from $20.0 million. As of February 28, 2010 we have repurchased a total of approximately 3.3 million shares for a total of approximately $18.4 million. About $15.1 million remain available under the buyback program to repurchase shares in the open market. The stock buyback will be at prices deemed appropriate by management over a 24 month period.

Item 6. Selected Financial Data

The selected financial data presented below has been derived from our financial statements. The statement of income data for each of the fiscal years ended December 31, 2007, 2008, and 2009 and the balance sheet data at December 31, 2008 and 2009 are derived from our audited financial statements that are included in this report. The statement of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data at December 31, 2005, 2006 and 2007 are derived from audited financial statements that are not included in this report. The historical results presented below are not necessarily indicative of the results to be expected in any future period. You should read this information together with "Management's discussion and analysis of financial condition and results of operations" and our financial statements and the related notes included elsewhere in this report.

(in thousands, except per share data)	Years ended December 31, 2005	2006	2007	2008	2009
Statement of income data:					
Net revenue	$ 90,579	$ 131,823	$ 187,131	$ 207,410	$ 110,394
Cost of revenue	71,257	100,633	132,683	148,688	76,667
Gross profit	19,322	31,190	54,448	58,722	33,727
Operating expenses:					
General & administrative	10,938	13,853	20,458	21,209	19,444
Sales & marketing	5,078	10,300	12,578	12,681	9,140
Public offering costs	442	1,287	—	—	—
Depreciation & amortization	157	273	498	690	795
Total operating expenses	16,615	25,713	33,534	34,580	29,379
Income from operations	2,707	5,477	20,914	24,142	4,348
Interest income (expense), net	22	32	(250)	(142)	(73)
Income tax expense	(82)	(120)	(2,538)	(9,597)	(1,814)
Net income	$ 2,647	$ 5,389	$ 18,126	$ 14,403	$ 2,461
Net income common share:					
Basic	$ 0.11	$ 0.23	$ 0.77	$ 0.61	$ 0.11
Diluted	$ 0.11	$ 0.23	$ 0.69	$ 0.57	$ 0.11
Balance sheet data:					
Cash & cash equivalents	$ 7	$ 359	$ 4,808	$ 4,456	$ 1,121
Working capital (deficit)	1,009	5,974	29,865	32,785	31,177
Total assets	17,746	38,542	70,965	48,405	51,419
Revolving credit line	—	3,941	5,924	—	2,898
Total liabilities	15,963	31,815	39,383	13,599	17,980
Total stockholders' equity	$ 1,783	$ 6,727	$ 31,582	$ 34,806	$ 33,439

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and related notes which appear elsewhere in this form. This discussion contains forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including various risks and uncertainties discussed in Item 1A. "Risk Factors" and throughout this report.

Overview

We are a leading online retailer of jewelry, featuring a live auction format. We have established our retail brand in the online marketplace by offering high-quality merchandise, a unique user-friendly shopping experience, and the opportunity for buyers to achieve significant cost savings versus traditional retail channels. A key to our success has been our ability to efficiently and cost effectively source closeout and jewelry, watches, accessories and brand name merchandise, and rapidly respond to changing consumer demands for our merchandise. We offer our products through a continuous live format, featuring a $1 minimum opening bid, and a unique 15-second auction extension period that allows our auctions to continue until all bids are received. On select auctions we maintain a reserve price that must be met before a sale will be consummated. In 2009, we began offering auctions with a minimum opening bid that is higher than $1. The majority of our auctions are short-term, often lasting less than one hour, providing immediate gratification to our customers and encouraging frequent visits and active viewing of our website.

In addition to our auction site we have a fixed pricing format that offers similar items of merchandise as those listed for auction. This online store, buyz.com, provides us access to different types of consumers, and we plan to offer customers the ability to design their own jewelry including diamond earrings and rings in the near future. The fixed price site may also be used to sell inventory that is held by our suppliers using a just in time ordering or drop ship model.

Our product inventory includes gold, platinum, and silver jewelry set with diamonds, rubies, emeralds, sapphires, and other precious and semi-precious stones; watches, accessories and brand name merchandise. We believe we are the second largest online retailer of jewelry based on revenue and the largest online jewelry auction site based on web traffic.

In line with our growth plans, we previously completed a major upgrade of our auction platform at the end of 2007. The new auction system supports a broad range of leading browser software including Microsoft Internet Explorer, FireFox and Safari. The new system touts high availability, faster end-user response time and greater scalability among the key features delivered in this release. We have leveraged this new software solution to launch additional site features and our new online retail store, buyz.com. We launched the Spanish, Arabic and German versions of our website in 2008.

In 2009, we completed and deployed an implementation of Dynamics AX, a robust ERP solution from Microsoft. Dynamics AX replaced our proprietary in-house business management software in the areas of inventory management, order management, customer management, logistics, purchasing, warehouse management and fulfillment.

We sell to consumers looking for reliable bargains on jewelry, watches, accessories and brand name merchandise. Because we purchase and retain all of our inventory onsite, we can provide our customers with timely service and delivery of their purchases. In addition, each item is inspected by one of our trained product specialists prior to its placement on our website, which assures our customers of the quality of their purchases of our products. We operate in a highly competitive market with low barriers to entry. By selling our own merchandise, we provide a buying environment in which we minimize fraudulent activity and questionable product quality frequently associated with purchase transactions from third-party sellers. We also provide a 15-day return policy on all merchandise. We believe that many of our customers resell merchandise that they purchase from our auctions on eBay, at local auctions, and through other retail channels. Our auctions and fixed price sales are conducted 24 hours a day, seven days a week. We also offer 24-hour telephone customer support and online live-help as well e-mail customer support.

Critical Accounting Policies

The preparation of our financial statements requires us to make certain estimates and judgments that affect amounts reported and disclosed in our financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following are the critical accounting policies that we believe require significant estimation and judgment.

Revenue Recognition

We derive our revenue from four sources: merchandise sales, which include wholesale merchandise sales, shipping revenue, transaction fee revenue and other revenue. We recognize revenue from all four sources when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped or the service has been rendered and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.

For online sales through our website, we recognize merchandise sales upon shipments made to consumers that are fulfilled from our warehouse. We require payment before we ship and the payment is generally made online by credit card or other electronic payment methods. We record amounts received or billed prior to shipment of goods to customers as deferred revenue. We reduce gross sales by returns and charge-backs from customers. For wholesale merchandise sales, we recognize sales when the merchandise is delivered to the customer and credit terms may be offered to such customers.

In the Statement of Income all amounts billed to customers by us related to shipping and handling are included in "Net revenue" and our shipping costs are included in "Cost of revenue."

We include transaction fee revenue in net revenue. The 3% auction transaction fee is applied to all merchandise sales, including shipping and handling but not to wholesale merchandise sales.

We present sales tax liability on a net basis. Sales taxes are excluded from revenue and included as a liability.

Other revenue consists primarily of commissions we derive from hosting sales of Certified Merchant merchandise that is owned by third parties and we recognize only the commission portion of the price our customers pay for the purchased products because we are acting as an agent in such transactions.

Cost of Revenue

Cost of revenue includes product costs, inbound and outbound shipping charges, packaging and shipping supplies, insurance on shipments, product repair and service costs, and credit card and other electronic payment fees, and is recorded in the same period in which related revenue has been recorded. The cost of revenue is reduced by amortized co-op marketing contributions from our vendors.

Return and Allowance Reserve

We estimate potential future product returns and charge-backs related to current period revenue. We analyze historical returns, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns reserve and other allowances in any accounting period. If actual returns are greater than our estimates, we will record additional returns and allowances in addition to our estimates, which will result in lower net revenue recorded during that period. Reserves for returns and charge-backs are included in accrued expenses.

Inventories

Inventories consist mainly of merchandise purchased for resale and are stated at the lower of first-in, first-out (FIFO) cost or market.

Inventory Reserve

The unique nature of our business model where customers set the prices they are willing to pay may result in items selling below our cost, and we provide reserves against our inventory based on the estimated difference between the average selling price and the cost of inventory if the average selling price is lower than the cost of inventory. We also provide reserves for obsolescence and slow moving inventory.

Inventory Co-op Marketing Contributions

In the third quarter of 2007, we started to bill and collect from our inventory vendors co-op marketing contributions as an incentive for us to market and sell their merchandise on the Bidz website. We account for the co-op marketing contributions that cannot be identified specifically to benefit the vendors as a reduction in the cost of inventory purchased and cost of sales. We cannot specifically identify the benefits to each vendor, and consequently, co-op marketing contributions are charged against inventory as a reduction of costs and amortized as a reduction of cost of sales, (and more fully described in Note 1 in our audited financial statements).

Stock-Based Compensation

We recognize in our financial statements the cost resulting from all share-based compensation transactions based on the fair value of the equity issued. We use the Black-Scholes option pricing model to estimate the value of our options. Our assessment of the estimated compensation charges will be affected by our stock price as well as assumptions regarding a number of subjective variables and the related tax impact. These variables include, but are not limited to, our stock price volatility, forfeiture rates and employee stock option exercise behaviors (or expected term).

Description of Our Revenue, Costs, and Expenses

The following table presents our historical results of operations for the periods indicated as a percentage of net revenue.

	Years ended December 31,		
	2007	2008	2009
Net revenue	100.0%	100.0%	100.0%
Gross profit	29.1	28.3	30.5
Operating expenses:			
General & administrative	10.9	10.3	17.6
Sales & marketing	6.7	6.1	8.3
Depreciation & amortization	0.3	0.3	0.7
Total operating expenses	17.9	16.7	26.6
Income from operations	11.2	11.6	3.9
Interest expense, net	(0.1)	(0.1)	(0.1)
Income tax expense	(1.4)	(4.6)	(1.6)
Net income	9.7%	6.9%	2.2%

Net Revenue

Substantially all of our net revenue consists of jewelry sold via the Internet, net of returns. We also generate net revenue from wholesale merchandise sales that is not online, shipping and handling, transaction fee revenue, and other revenue.

The following table presents our sources of revenue for the periods indicated as a percentage of net revenue.

	Year Ended December 31,		
	2007	2008	2009
Net Revenue			
Merchandise sales	84.6%	71.9%	84.7%
Wholesale merchandise sales	—	14.4	3.6
Shipping & handling	12.1	10.8	8.4
Transaction fee	3.1	2.7	3.0
Other revenue	0.2	0.2	0.3
Total Net Revenue	100.0%	100.0%	100.0%

As described in note 12 to our audited financial statements, net revenue by geographic area is presented based upon the country of destination. No foreign country accounted for 10% or more of net revenue for any of the fiscal years presented. Net revenue by geographic area for the periods indicated was as follows:

(in thousands, except percentages)	Years ended December 31,					
	2007		2008		2009	
Geographic area	Amount	Percent	Amount	Percent	Amount	Percent
United States	$ 145,412	77.7%	$ 157,747	76.1%	$ 75,360	68.3%
International	41,719	22.3	49,663	23.9	35,034	31.7
Total	$ 187,131	100.0%	$ 207,410	100.0%	$ 110,394	100.0%

Gross Profit

Our gross profit consists of net revenue less the cost of revenue. Our cost of revenue consists of the cost of merchandise sold to customers, amortized co-op marketing contributions from vendors, inbound and outbound shipping costs, packaging and shipping supplies, insurance on shipments, product repair and service costs, and credit card and other transaction fees associated with payments.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related benefit costs for our employees. These expenses also include fulfillment, customer service, technology, professional fees, other general corporate expenses, and stock-based compensation, consisting substantially of stock option grants and restricted stock awards to employees and directors.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of costs associated with paid website search marketing, online banner marketing, e-mail campaigns, affiliate programs and optimization services. These marketing programs, which are designed to drive buyers to our website, are the most important factor in maintaining demand for our jewelry products and increasing net revenue.

Results of Operations

Comparison of Year Ended December 31, 2009 with Year Ended December 31, 2008

Net Revenue

Net revenue decreased 46.8% to $110.4 million in 2009 from $207.4 million in 2008. We believe the decrease in net revenue was due primarily to declines in consumer confidence caused by the financial and economic crisis that began in 2008. We experienced an overall decrease in online demand for our jewelry as consumers reduced their discretionary spending. We expect that demand for our discretionary merchandise will continue to remain weak in 2010 and have a negative effect on our revenue. The fourth quarter of 2009 was further adversely affected by the migration of our proprietary enterprise operating system to a customized Microsoft Dynamics AX ERP system as unexpected deficiencies in implementing the new system had a material adverse effect on our results operations.

In 2008, we started selling consignment inventory on a selective and limited basis and recorded revenue of $635,000 and $703,000 for the years ended December 31, 2008 and 2009, respectively, from sales of inventory that were on consignment from vendors. Based on the terms of the consignment agreements, we record as revenue sales of the consignment inventory on a net basis.

Gross Profit

Gross profit decreased 42.6% to $33.7 million in 2009 from $58.7 million in 2008. The decrease in gross profit is due primarily to the 46.8% decrease in net revenue. Gross profit as a percentage of net revenue increased to 30.5% in 2009 from 28.3% in 2008. The increase in gross profit percentage resulted primarily from significantly less wholesale revenue that have lower gross profit margin. Wholesale revenue decreased 86.6% to $4.0 million in 2009 from $29.9 million in 2008.

In May, 2007 we entered into an understanding with LA Jewelers (a related party and more fully described in Note 15 in our audited financial statements), whereby they will guarantee that we will earn a certain minimum gross profit margin on their merchandise. This agreement provides that in the event of a gross profit margin shortfall we will be compensated for the difference between our actual gross profit margin and the guaranteed minimum gross profit margin. For 2008 and 2009, we recognized $588,000 and $192,000, respectively, under this agreement as a reduction in cost of revenue. All business with LA Jewelers is conducted at arm's length and the purchase price, terms and conditions that have been negotiated are competitive with the market and other suppliers.

General and Administrative Expenses

General and administrative expenses decreased 8.3% to $19.4 million in 2009 from $21.2 million in 2008. The decrease in general and administrative expenses was primarily due to a decrease in payroll expenses offset by an increase in legal expenses. General and administrative expenses as a percentage of net revenue increased to 17.6% in 2009 compared to 10.3% in 2008.

An impairment charge of $400,000 was recorded in 2009 on advances made to employees to purchase shares of our common stock when the value of our common stock held as collateral for the advances fell below the amount of the advances. The 154,000 shares of the common stock held as collateral were valued based on the closing price for the year ended December 31, 2009.

Sales and Marketing Expenses

Sales and marketing expenses decreased 27.9% to $9.1 million in 2009 from $12.7 million in 2008. We significantly reduced the sales and marketing expenses in line with the significantly lower revenue. Sales and marketing expenses as a percentage of net revenue increased to 8.3% in 2009 from 6.1% in 2008.

Comparison of Year Ended December 31, 2008 with Year Ended December 31, 2007

Net Revenue

Net revenue increased 10.8% to $207.4 million in 2008 from $187.1 million in 2007. This increase in net revenue was due primarily to the growth in our wholesale sales of $29.9 million offset by a decline in our online sales of $9.6 million. In 2008, we started selling consignment inventory on a selective and limited basis and recorded revenue of $635,000 from sales of inventory that were on consignment from vendors. Based on the terms of the consignment agreements, we record as revenue sales of the consignment inventory on a net basis.

The financial and economic crisis of 2008 resulted in a major slowdown in our revenue in the fourth quarter of 2008. For the year ended December 31, 2008, there was an overall decrease in online demand for our jewelry as consumers reduced their discretionary spending.

Gross Profit

Gross profit increased 7.9% to $58.7 million in 2008 from $54.4 million in 2007. Gross profit as a percentage of net revenue decreased to 28.3% in 2008 from 29.1% in 2007. The decrease in gross profit percentage resulted primarily from lower gross margins from wholesale revenue offset by higher gross margins from online revenue. Co-op marketing contributions from vendors contributed more to gross margins in 2008 due to a full year of contribution compared to 2007 when it was only implemented in the third quarter of 2007. The total gross profit dollars increased despite the drop in the gross profit percentage due to the increase in revenue.

In May, 2007 we entered into an understanding with LA Jewelers, where one of its managers is a stockholder who beneficially owns approximately 5.7% of our outstanding common stock as of December 31, 2009 (and more fully described in Note 15 in our audited financial statements), whereby they will guarantee that we will earn a certain minimum gross profit margin on their merchandise. This agreement provides that in the event of a gross profit margin shortfall we will be compensated for the difference between our actual gross profit margin and the guaranteed minimum gross profit margin. For the years ended December 31, 2007 and 2008, we recognized $427,000 and $588,000, respectively, under this agreement as a reduction of cost of revenue. All business with LA Jewelers is conducted at arm's length and the purchase price, terms and conditions that have been negotiated are competitive with the market and other suppliers.

General and Administrative Expenses

General and administrative expenses increased 3.7% to $21.2 million in 2008 from $20.5 million in 2007. We managed to hold the general and administrative expenses relatively flat for the year after making significant cost reductions in the fourth quarter of 2008. We reduced our personnel from 240 at year end 2007 to 165 at year end 2008 with most of the reduction occurring in the fourth quarter of 2008. General and administrative expenses as a percentage of net revenue declined to 10.3% in 2008 compared to 10.9% in 2007.

An impairment charge of $256,000 was recorded in 2008 on advances made to employees to purchase shares of our common stock when the value of our common stock held as collateral for the advances fell below the amount of the advances. The 154,000 shares of the common stock held as collateral were valued based on the closing price for the year ended December 31, 2008.

Sales and Marketing Expenses

Sales and marketing expenses increased 0.8% to $12.7 million in 2008 from $12.6 million in 2007. We reduced significantly the sales and marketing expenses in the fourth quarter of 2008 in line with the significantly slowing online revenue. Sales and marketing expenses as a percentage of net revenue decreased to 6.1% in 2008 from 6.7% in 2007.

Quarterly Operations Data

The following tables set forth quarterly statements of operations data for the eight quarters ended December 31, 2009, including amounts expressed as a percentage of net revenue. This quarterly information is unaudited, but has been prepared on the same basis as the annual financial statements and, in our opinion, reflects all adjustments necessary for a fair representation of the information for the periods presented. This quarterly statement of operations data should be read in conjunction with our audited financial statements and the related notes included elsewhere in this prospectus. Results of operations for any quarter are not necessarily indicative of results for any future period.

Historically, sales in the jewelry industry are seasonal and have been higher in the fourth quarter as a result of higher consumer spending during the December holiday season. Approximately 33.8%, 16.9% and 24.9 % of our net revenue in 2007, 2008, and 2009, respectively, was generated during the fourth quarter. The fourth quarters of 2008 and 2009 were exceptions as we encountered a significant slowdown in sales resulting from the 2008 financial and economic crisis. The fourth quarter of 2009 was further affected by the migration of our proprietary enterprise operating system to an ERP system running on a customized Microsoft Dynamics AX as unexpected deficiencies in implementing the new system had a material adverse effect on our results operations. As we continue to recover and grow, we expect to experience more pronounced seasonal fluctuations in our net revenue and anticipate a disproportionate amount of our revenue in the fourth quarter in the future.

(in thousands, except per share data)	Quarters ended March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
				(unaudited)				
Net revenue	$ 61,929	$ 54,986	$ 55,356	$ 35,139	$ 31,177	$ 26,944	$ 24,786	$ 27,487
Gross profit	18,036	15,318	13,294	12,075	10,186	8,235	7,164	8,142
General and administrative	5,907	5,680	5,267	4,355	4,861	4,748	4,644	5,192
Sales and marketing	4,199	3,131	2,314	3,037	2,605	2,127	2,235	2,172
Depreciation and amortization	162	172	172	185	180	193	200	222
Income from operations	7,768	6,335	5,541	4,498	2,540	1,167	85	556
Net income	$ 4,605	$ 3,615	$ 3,259	$ 2,924	$ 1,515	$ 620	$ 39	$ 288
Net income per share available to common stockholders — Basic	$ 0.19	$ 0.15	$ 0.14	$ 0.13	$ 0.07	$ 0.03	$ 0.00	$ 0.01
Net income per share available to common stockholders — Diluted	$ 0.18	$ 0.14	$ 0.13	$ 0.13	$ 0.07	$ 0.03	$ 0.00	$ 0.01
Weighted average number of shares outstanding — Basic	24,538	23,828	23,523	23,312	22,899	22,937	22,207	22,114
Weighted average number of shares outstanding — Diluted	25,829	25,739	25,213	23,313	22,899	22,937	22,207	22,114

	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
				(unaudited)				
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0
Gross profit	29.1	27.9	24.0	34.4	32.7	30.6	28.9	29.6
General and administrative	9.5	10.3	9.5	12.4	15.6	17.6	18.8	18.9
Sales and marketing	6.8	5.7	4.2	8.7	8.4	7.9	9.0	7.9
Depreciation and amortization	0.3	0.3	0.3	0.5	0.6	0.7	0.8	0.8
Operating income	12.5	11.6	10.0	12.8	8.1	4.3	0.3	2.0
Net income	7.4%	6.6%	5.8%	8.3%	4.8%	2.3%	0.2%	1.0%

Additional operating data:

	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
				(unaudited)				
Average gross order value	$ 182	$ 183	$ 175	$ 169	$ 180	$ 181	$ 187	$ 189
Average orders per day	3,734	3,023	2,453	2,462	2,043	1,712	1,465	1,564
Average items sold per day	12,186	10,082	8,431	8,287	6,110	5,956	6,899	6,773
Cost per new buyer	$ 50	$ 48	$ 43	$ 51	$ 51	$ 55	$ 65	$ 48
Number of new buyers	83,179	64,882	54,072	59,485	51,021	38.577	34,252	45,405

Wholesale merchandise sales are excluded in computing additional quarterly data.

Liquidity and Capital Resources

The significant components of our working capital are inventory and liquid assets such as cash and accounts receivable, reduced by revolving credit line, accounts payable, accrued expenses and deferred revenue. Our business model contains beneficial working capital characteristics: while we collect cash from sales to customers within several business days of the related online payment, we typically have extended payment terms with our suppliers.

As of December 31, 2009, we had a working capital surplus of $31.2 million and have no long-term debt obligations. Net cash is affected primarily by changes in net income, inventories, accounts receivable, other receivable, other current assets, accounts payable, accrued expenses, and deferred revenue. Inventories, and accounts payable generally increase or decrease in line with changes in our inventory strategy. Our inventory strategy is influenced by our ability to secure inventory that we believe will improve sales and/or our gross margins.

Net cash used for operating activities was $178,000 in 2009 compared with net cash provided by operating activities of $18.6 million in 2008 and net cash used for operating activities of $2.0 million in 2007. Net income was $2.5 million in 2009 compared with $14.4 million in 2008 and $18.1 million in 2007. Inventories (net of reserves) increased by $4.3 million in 2009 compared to a decrease of $19.3 million in 2008 and an increase of $23.0 million in 2007. Accounts receivable decreased by $251,000 in 2009 compared to a decrease of $1.6 million in 2008 and an increase of $216,000 in 2007. Other receivable increased by $413,000 in 2009 compared to a decrease of $2.0 million in 2008 and an increase of $3.0 million in 2007. Other current assets increased by $3.2 million in 2009 compared to an increase of $204,000 in 2008 and a decrease of $357,000 in 2007. Accounts payable increased by $2.5 million in 2009 compared to a decrease of $16.4 million in 2008 and an increase of $4.4 million in 2007. The increase in inventories and increase in accounts payable in 2009 despite the declining business and economic outlook is attributable to our strategy to stock up on attractively priced close-out merchandise. The decrease in inventories and corresponding decrease in accounts payable in 2008 is attributable to the declining business and economic outlook. Accrued expenses decreased by $800,000 in 2009 compared to a decrease of $1.4 million in 2008 and an increase of $2.6 million in 2007. Deferred revenue decreased by $240,000 in 2009 compared to a decrease of $2.0 million in 2008 and a decrease of $1.0 million in 2007.

Net cash used for investing activities were $1.4 million, $1.0 million and $404,000 in 2007, 2008 and 2009, respectively, and was primarily related to capital expenditures for our technology system infrastructure, including hardware and software, and office equipment.

Net cash used for financing activities was $2.8 million in 2009: $2.9 million was provided by our revolving credit line, $579,000 was used for long term deferred tax assets and $5.0 million was used to purchase treasury shares. Net cash used for financing activities was $18.0 million in 2008: $5.9 million was used to pay down our revolving credit facility, $2.5 million was used to retire shares from the net exercise of stock options, and $12.5 million was used to purchase treasury shares, $2.1 million was provided by proceeds from the exercise of stock options and $716,000 from the tax benefit from exercise of stock options. Net cash provided by financing activities was $7.8 million in 2007; $2.0 million was provided by our revolving credit line, $4.8 million was provided by proceeds from the exercise of stock options and $3.2 million was provided by tax benefit from the exercise of stock options and $866,000 was used for the purchase of treasury shares.

In July 2006, we entered into a revolving credit line agreement with LaSalle Bank (Bank of America) to provide working capital financing secured by inventories and tangible assets (and more fully described in Note 5 in our audited financial statements). All cash receipts from our revenues are restricted to being deposited into a LaSalle Bank (Bank of America) account, to be applied to current reported cash disbursements requirements, under a positive pay system, and then to the credit line outstanding balance. As of December 31, 2009, there was an outstanding balance of $2.9 million under the revolving credit line and the unused balance was $22.1 million. However, as of December 31, 2009, our ability to borrow was limited to $17.2 million. As of March 2, 2010, we had $0 balance outstanding under the revolving credit line after subsequently paying off the balance outstanding at year end 2009. The interest rate is at prime and there is an unused fee of 0.25% on the unused portion of the revolving credit line. The term of the four year revolving credit line agreement ends in July 2010 and there is no assurance that the credit line will be renewed or extended.

We believe that cash and cash equivalents currently on hand and cash flows from operations will be sufficient to continue our operations and to pursue our growth strategy for the foreseeable future. Our future capital requirements will depend on many factors, including the rate of our revenue growth; the timing and extent of spending to enhance our website, network infrastructure, and transaction processing systems; the extent of our advertising and marketing programs; the levels of the inventory we carry; and other factors relating to our business. Enhancement of our website, network infrastructure, and transaction processing systems may require us to spend significantly more than we have in the past. Moreover, to date our spending in these areas has been lower than industry averages. We may require additional financing in the future in order to execute our operating plan and we may not be able to obtain such financing. We cannot predict whether this additional financing will be in the form of equity, debt, or a combination of debt and equity.

Contractual Obligations

The following table presents our contractual obligations at December 31, 2009, over the next five years and thereafter (in thousands):

Payments by period	Total amount	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Property lease	$ 3,946	$ 1,501	$ 2,445	$ —	$ —
Equipment lease	151	52	99	—	—
	$ 4,097	$ 1,553	$ 2,544	$ —	$ —

As more fully described in Note 8 to the audited financial statements, we are obligated for the lease of our office and warehouse space, and operating leases for copy machines.

Impact of Inflation

The effect of inflation and changing prices on our operations was not significant during the periods presented.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. We do not believe that a change in market interest rates would have a material effect on our results of operations or financial condition. Although we derive a portion of our sales outside of the United States, all of our sales are denominated in U.S. dollars. We have limited exposure to financial market risks, including changes in interest rates and foreign currency exchange rates.

Item 8. Financial Statements and Supplementary Data

See Item 15(a)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Disclosure controls and procedures are the controls and other procedures that we designed to ensure that we record, process, summarize and report in a timely manner the information we must disclose in reports that we file with or submit to the Securities and Exchange Commission. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of the date of their evaluation, our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting discussed below. Notwithstanding the material weaknesses described below, management has concluded that our financial statements for the periods covered by and included in this report are fairly stated in all material respects in accordance with generally accepted accounting principles in the United States for the periods presented herein.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the 1934 Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Internal control over financial reporting include those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2009, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. During the fourth quarter 2009, we identified control deficiencies that represent material weaknesses. These control deficiencies resulted primarily from the conversion during the fourth quarter from our internally developed proprietary legacy operating system to a Microsoft Dynamics AX ERP system. These control deficiencies related to: (i) maintaining an effective control environment at the entity level specifically in having adequate processes related to the conversion of the Company's operating system to the Microsoft AX ERP system and in executing a Company wide risk assessment program related to the conversion process; (ii)maintaining an effective control environment over Information Technology (IT) specifically in user security configurations, training and end user acceptance, quality control testing, design and monitoring of change controls, and security evaluations for the Microsoft AX ERP system, and (iii) maintaining an effective control environment over management oversight and anti-fraud controls specifically in processing of financial transactions, vendor review and payment processing, employee hiring and termination procedures, and timely review of payroll timecards and reports . As a result of the foregoing, management concluded that the Company's internal control over financial reporting as of December 31, 2009 was not effective.

To ensure that our financial statements were fairly stated in accordance with generally accepted accounting principles in the United States, we expanded procedures to be performed in order to prepare the financial statements as of December 31, 2009. These procedures included performing a physical inventory as of December 31, 2009, additional analyses and review of the inventory processes and related balances to fairly state inventory and the associated cost of goods sold in 2009. Additionally, we performed multiple levels of review within the financial statement close process.

Stonefield Josephson, Inc., an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, a copy of which is included in this annual report on Form 10-K.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the year ended December 31, 2009, that our certifying officers concluded could materially affect our internal control over financial reporting.

To address the material weaknesses described above, management has implemented a remediation program, which has been approved by our Audit Committee. We implemented the remediation program in the fourth quarter of 2009, and we anticipate that we will continue implementation of the program in the first and second quarter of 2010. As part of our remediation program in the first quarter of 2010, we hired an IT internal controls consultant, and we may increase the level of staffing in critical functional areas.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

None.

Part III

We have omitted the information required in Part III of this annual report because we intend to include that information in our definitive proxy statement for our 2010 annual meeting of shareholders, which we expect to file before 120 days after December 31, 2009. We incorporate that information in this annual report by reference to our 2010 proxy statement.

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item is incorporated by reference from the definitive proxy statement required to be filed pursuant to Regulation 14A for the 2010 Annual Meeting of our stockholders.

We have adopted a code of conduct that applies to our Chief Executive Officer, Chief Financial Officer, and to all of our other officers, directors, employees and agents. The code of conduct is available at the Corporate Governance section of the Investor Relations link on our website at *www.bidz.com*. We intend to disclose future amendments to, or waivers from, certain provisions of our code of ethics on the above website.

Item 11. Executive Compensation.

Information required by this item is incorporated by reference from the definitive proxy statement required to be filed pursuant to Regulation 14A for the 2010 Annual Meeting of our stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by this item is incorporated by reference from the definitive proxy statement required to be filed pursuant to Regulation 14A for the 2010 Annual Meeting of our stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this item is incorporated by reference from the definitive proxy statement required to be filed pursuant to Regulation 14A for the 2010 Annual Meeting of our stockholders.

Item 14. Principal Accounting Fees and Services.

Information required by this item is incorporated by reference from the definitive proxy statement required to be filed pursuant to Regulation 14A for the 2010 Annual Meeting of our stockholders.

Part IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report:

(a) **Financial Statements**

Reports of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2008 and 2009
Statements of Income for the Years ended December 31, 2007, 2008, and 2009
Statement of Stockholders' Equity for the Years ended December 31, 2007, 2008, and 2009
Statements of Cash Flows for the Years ended December 31, 2007, 2008, and 2009
Notes to Financial Statements

(b) **Financial Statement Schedule**

Schedule II — Valuation and Qualifying Accounts

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of Bidz.com, Inc.:

We have audited the accompanying balance sheets of Bidz.com, Inc. (the "Company") as of December 31, 2008 and 2009, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bidz.com, Inc. as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 5, 2010 expressed an adverse opinion.

/s/ Stonefield Josephson, Inc.

Los Angeles, California
March 5, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bidz.com, Inc.

We have audited Bidz.com, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Bidz.com, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "*Report of Management on Internal Control over Financial Reporting.*" Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

The Company did not maintain an effective control environment at the entity level. Specifically, the Company identified the following material weaknesses:

- Management did not establish and maintain adequate processes related to the conversion of its operating system to Microsoft AX ERP system, which included internal controls over financial reporting. Management was unable to promptly address any control deficiencies identified due to time and resource constraints, including lack of periodic reviews of certain monthly key financial information by the process owners within the Company.

- The Company did not develop and maintain a Company wide risk assessment program upon conversion to the Microsoft AX ERP system. Failures to develop, communicate, and ensure compliance with such programs increases the risk of financial statement errors either being prevented or detected.

The Company did not maintain an effective control environment over information technology (IT) General Controls. Specifically, the Company identified the following material weaknesses:

- The Company did not have effective information technology policies and procedures in place, which when in place, address financial reporting risks associated with the IT function. The material weaknesses include inadequate user security configurations, insufficient training and acceptance by the end user to adequately perform their job functions, non-performance of preventative and detective quality control tests, inadequate design and monitoring of change controls and insufficient security evaluations for the Microsoft AX ERP system. The Company also did not have a structure for organization and management oversight of the IT compliance functions.

- The Company did not maintain sufficient controls related to the establishing, maintaining, and assigning of user access security levels in the Microsoft AX ERP system and Excel spreadsheets used to initiate, process, record, report financial transactions and prepare financial statements. Specifically, controls were not designed and in place to ensure that access to certain financial applications were adequately restricted to only employees requiring access to complete their job functions.

- The process owners at the Company had significant difficulties in generating reports related to sales orders (invoicing/fulfillment, refunds) and inventory processing (receiving, verification and adjustments, location ID) from the Microsoft AX ERP system to adequately perform their functions.

The Company did not maintain an effective control environment over management oversight, review procedures and anti-fraud Controls. Specifically, the Company identified the following material weaknesses:

- The Company did not maintain a company wide anti-fraud program over the initiating and processing of financial transactions, as well as other company wide procedures which may have an impact on internal controls over financial reporting.

- The Company did not maintain sufficient controls over vendor review, invoice and payment processing.

- The Company did not maintain sufficient controls over the timely performance of background checks for new or re-hires, timely termination of user access to Microsoft AX ERP system for ex-employees, and the timely review of payroll timecards and reports.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 financial statements, and this report does not affect our report dated March 5, 2010 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity, and cash flows of Bidz.com, Inc., and our report dated March 5, 2010 expressed an unqualified opinion.

/s/ Stonefield Josephson, Inc.

Los Angeles, California
March 5, 2010

Bidz.com, Inc.

Balance Sheets

(in thousands, except share and per share data)

	December 31, 2008	December 31, 2009
Assets		
Current assets:		
Cash	$ 4,456	$ 1,121
Accounts receivable	698	447
Inventories, net of reserves of $820 and $1,767 at December 31, 2008 and 2009, respectively	37,657	40,961
Other receivable (includes related party amounts of $102 and $179 at December 31, 2008 and 2009, respectively)	1,041	1,454
Current deferred tax assets	1,950	1,400
Other current assets	582	3,774
Total current assets	46,384	49,157
Long term deferred tax asset	84	663
Property and equipment, net	1,672	1,202
Intangible asset	161	240
Deposits	104	157
Total assets	$ 48,405	$ 51,419
Liabilities and Stockholders' Equity		
Current liabilities:		
Revolving credit line	$ —	$ 2,898
Accounts payable (includes related party amounts of $1,364 and $1,513 at December 31, 2008 and 2009, respectively)	9,636	12,159
Accrued expenses	3,091	2,291
Deferred revenue	872	632
Total current liabilities	13,599	17,980
Commitments and contingencies (Notes 8 and 14)		
Stockholders' equity:		
Preferred stock: par value $0.001; authorized 4,000,000 shares; none issued and outstanding at December 31, 2008 and 2009, respectively	—	—
Common stock: par value $0.001; authorized 100,000,000 shares; issued and outstanding 22,917,918 and 22,114,257 at December 31, 2008 and 2009, respectively	23	22
Additional paid in capital	24,520	20,293
Employees share purchase receivable	(708)	(308)
Retained earnings	10,971	13,432
Total stockholders' equity	34,806	33,439
	$ 48,405	$ 51,419

See accompanying notes to financial statements

Bidz.com, Inc.

Statements of Income

(in thousands, except share and per share data)

	Years Ended December 31,		
	2007	2008	2009
Net revenue:			
Merchandise sales	$ 186,830	$ 177,089	$ 106,043
Wholesale merchandise sales (includes related party amounts of $0, $0 and $2,403 for the years ended December 31, 2007, 2008 and 2009, respectively	—	29,886	4,009
Other revenue	301	435	342
	187,131	207,410	110,394
Cost of revenue	132,683	148,688	76,667
Gross profit	54,448	58,722	33,727
Operating expenses:			
General and administrative	20,458	21,209	19,444
Sales and marketing	12,578	12,681	9,140
Depreciation and amortization	498	690	795
Total operating expenses	33,534	34,580	29,379
Income from operations	20,914	24,142	4,348
Other income - interest income	41	40	1
Other expense - interest (expense)	(291)	(182)	(74)
Income before income tax expense	20,664	24,000	4,275
Income tax expense	2,538	9,597	1,814
Net income	$ 18,126	$ 14,403	$ 2,461
Net income per share available to common shareholders - basic	$ 0.77	$ 0.61	$ 0.11
Net income per share available to common shareholders - diluted	$ 0.69	$ 0.57	$ 0.11
Weighted average number of shares outstanding - basic	23,567,995	23,798,338	22,517,367
Weighted average number of shares outstanding - diluted	26,266,008	25,069,509	22,517,367

See accompanying notes to financial statements

Bidz.com, Inc.

Statement of Stockholders' Equity

(in thousands)

	Common stock		Additional paid in capital	Treasury shares	Advance to employees to purchase shares	Retained earnings (deficit)	Total stockholders' equity
	Shares	Amount					
Balance at December 31, 2006	23,234	$ 23	$ 28,352	$ (90)	$ —	$ (21,558)	$ 6,727
Issuance of common stock to directors	19	—	113	—	—	—	113
Employees share purchase receivable	—	—	—	—	(1,086)	—	(1,086)
Issuance of common stock from exercise of stock options	1,192	2	4,770	—	—	—	4,772
Tax benefit from exercise of options	—	—	3,155	—	—	—	3,155
Fair value of options granted to employees	—	—	488	—	—	—	488
Grant of restricted stock awards to employees and directors	126	—	173	—	—	—	173
Retirements of common stock	(15)	—	(90)	90	—	—	—
Purchase of treasury stock	—	—	—	(886)	—	—	(886)
Net income	—	—	—	—	—	18,126	18,126
Balance at December 31, 2007	24,556	$ 25	$ 36,961	$ (886)	$ (1,086)	$ (3,432)	$ 31,582
Issuance of common stock for service	1	$ —	$ 5	$ —	$ —	$ —	$ 5
Employees share purchase receivable	—	—	—	—	122	—	122
Impairment in employees share purchase receivable	—	—	—	—	256	—	256
Retirements of common stock from net vesting of restricted stocks	—	—	(10)	—	—	—	(10)
Issuance of common stock from exercise of stock options	442	—	2,095	—	—	—	2,095
Retirement of common stock from net exercise of stock options	(250)	—	(2,480)	—	—	—	(2,480)
Tax benefit from exercise of options	—	—	716	—	—	—	716
Fair value of stock options granted to employees	—	—	283	—	—	—	283
Grant of restricted stock awards to employees and directors	25	—	358	—	—	—	358
Cancellation of restricted stock awards to employee	(2)	—	—	—	—	—	—
Retirements of common stock	(1,854)	(2)	(13,408)	13,410	—	—	—
Purchase of treasury stock	—	—	—	(12,524)	—	—	(12,524)
Net income	—	—	—	—	—	14,403	14,403
Balance at December 31, 2008	22,918	$ 23	$ 24,520	$ —	$ (708)	$ 10,971	$ 34,806
Impairment in employees share purchase receivable	—	$ —	$ —	$ —	$ 400	$ —	$ 400
Retirements of common stock from net vesting of restricted stocks	(3)	—	(8)	—	—	—	(8)
Tax benefit from stock based compensation	—	—	(70)	—	—	—	(70)
Grant of restricted stock awards to employees	666	—	844	—	—	—	844
Cancellation of restricted stock awards to employees	(12)	—	—	—	—	—	—
Retirements of common stock	(1,455)	(1)	(4,993)	4,994	—	—	—
Purchase of treasury stock	—	—	—	(4,994)	—	—	(4,994)
Net income	—	—	—	—	—	2,461	2,461
Balance at December 31, 2009	22,114	$ 22	$ 20,293	$ —	$ (308)	$ 13,432	$ 33,439

See accompanying notes to financial statements

Bidz.com, Inc.

Statements of Cash Flows

(in thousands)

	Years Ended December 31,		
	2007	2008	2009
Cash flows provided by (used for) operating activities:			
Net income	$ 18,126	$ 14,403	$ 2,461
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation and amortization	498	690	795
Change in inventory reserve	614	(255)	947
Impairment in employees share purchase receivable	—	256	400
Stock-based compensation	774	641	844
Changes in assets and liabilities:			
(Increase) decrease in assets:			
Accounts receivable	(216)	1,555	251
Inventories	(22,992)	19,284	(4,251)
Other receivable	(3,002)	1,961	(413)
Current deferred tax assets	(2,121)	171	550
Other current assets	357	(204)	(3,192)
Deposits	21	—	(53)
Increase (decrease) in liabilities:			
Accounts payable	4,413	(16,414)	2,523
Accrued expenses	2,557	(1,418)	(800)
Deferred revenue	(1,035)	(2,028)	(240)
Net cash provided by (used for) operating activities	(2,006)	18,642	(178)
Cash flows provided by (used for) investing activities:			
Capital expenditures	(1,354)	(1,058)	(404)
Proceeds from sale of fixed asset	—	19	—
Net cash used for investing activities	(1,354)	(1,039)	(404)
Cash flows provided by (used for) financing activities:			
Revolving credit line	1,983	(5,924)	2,898
Long term deferred tax assets	(129)	45	(579)
Issuance of common stock	—	5	—
Employees share purchase receivable	(1,086)	122	—
Retirements of common stock from net vesting of restricted stocks	—	(10)	(8)
Proceeds from exercise of stock options	4,772	2,095	—
Retirements of common stock from net exercise of stock options	—	(2,480)	—
Tax benefit from stock based compensation	3,155	716	(70)
Purchase of treasury stock	(886)	(12,524)	(4,994)
Net cash provided by (used for) financing activities	7,809	(17,955)	(2,753)
Net increase (decrease) in cash	4,449	(352)	(3,335)
Cash, beginning of year	359	4,808	4,456
Cash, end of year	$ 4,808	$ 4,456	$ 1,121
Supplemental disclosure of cash flow information:			
Interest paid	$ 291	$ 182	$ 74
Income taxes paid	$ 502	$ 9,874	$ 2,550
Supplemental disclosure of non-cash investing and financing activities:			
Retirement of property and equipment	$ 293	$ 9	$ —
Retirement of treasury shares	$ 90	$ 13,410	$ 4,994

See accompanying notes to financial statements

Bidz.com, Inc.

Notes to financial statements

(in thousands, except share and per share amounts)

(1) Summary of Significant Accounting Policies:

Business and Organization:

We were formed in November 1998 as a California corporation and in June 2006, we were re-incorporated as a Delaware corporation with our principal location of business in Los Angeles, California. We operate a website located at *www.bidz.com* for the purpose of selling merchandise, utilizing our unique online sales auction platform and a fixed price online store at *www.buyz.com*.

We sell our products throughout the United States and in international markets, concentrated mainly in English speaking countries such as Canada, Australia and the United Kingdom. Revenue generated from the United States accounted for approximately 77.7%, 76.1% and 68.3% of net revenue for the years ended December 31, 2007, 2008, and 2009, respectively.

Reclassification

Certain amounts from prior years have been reclassified to conform to the current year's presentation.

Recent Developments:

In February 2010, we launched modnique.com, a division that will be focused on online retailing of designer products, entertainment tickets, travel, and other consumer goods through a private sale concept that only sells to invited members. New customers are attracted by having our existing customers participate in our refer a friend program. The existing customer will earn store credits when a friend has registered as a new customer and the first purchase has shipped. The store credits will typically be valid for 6 months and can be applied towards payments for purchases.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. We have made estimates for return and allowance reserve, inventory reserve, vendor co-op marketing contributions, deferred tax assets and accrued expenses.

Fair Value of Financial Instruments:

The carrying amount of our cash, accounts receivable, other current assets, accounts payable, deferred revenue, bank debt, and accrued expenses approximates their estimated fair values as a result of the short-term maturities of those financial instruments.

Cash and Cash Equivalents:

For purposes of the statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less that do not secure any corporate obligation. We had no cash equivalents at December 31, 2008 or 2009.

Our bank for the revolving credit line maintains a security interest in substantially all our bank accounts.

Accounts Receivable:

Accounts receivable consist mainly of amounts due from customer credit card and other electronic payments billed but not yet received at period end. We had no allowance for doubtful accounts at December 31, 2008 or 2009.

Return and Allowance Reserve:

We estimate potential future product returns and charge-backs related to current period revenue. We analyze historical returns and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns reserve and other allowances in any accounting period. If actual returns and charge-backs are greater than our estimates, we will record additional returns and allowances in addition to our estimates, which will result in lower net revenue recorded during that period. Reserves for returns and charge backs are included in accrued expenses.

Concentration of Business and Credit Risk:

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and receivables. Our cash deposits with our banks could be at risk when the FDIC deposit insurance is not be sufficient to cover any potential loss arising from a bank failure. We derive our accounts receivable primarily from revenue earned from customers located in the United States. We maintain an allowance for doubtful accounts, which was $0 in 2009 and 2008, based upon the expected collectability of accounts receivable. We record an allowance if one is necessary. No customer accounted for more than 10% of revenue or receivables during 2007, 2008, or 2009.

We had a concentration on two merchandise suppliers during 2007, 2008, and 2009, as more fully described in Note 13.

Inventories:

Inventories consist mainly of merchandise purchased for resale and are stated at the lower of first-in, first-out cost (FIFO) or market. We record in inventories loose diamonds and semi-precious stones that we purchased and delivered to manufacturers to produce into finished jewelry inventory to resell.

We record payments made to our suppliers for purchases we have yet to receive as prepaid inventory until they are in our possession and satisfactorily examined. Prepaid inventory included in inventories is $36,000 and $1.8 million at December 31, 2008 and 2009, respectively.

Inventory Reserve

The unique nature of our business model where customers set the prices they are willing to pay may result in items selling below our cost, and we provide reserves against our inventory based on the estimated difference between the average selling price and the cost of inventory if the average selling price is lower than the cost of inventory. We also provide reserves for obsolescence and slow moving inventory.

Inventory Co-op Marketing Contributions

In the third quarter of 2007, we started to bill and collect from our inventory vendors co-op marketing contributions as an incentive for us to market and sell their merchandise on the Bidz website. We account for the co-op marketing contributions that cannot be identified specifically to benefit the vendors as a reduction in the cost of inventory and cost of sales. We cannot specifically identify the benefits to each vendor; consequently, co-op marketing contributions are charged against inventory as a reduction of costs and amortized as a reduction of cost of sales. For the years ended December 31, 2007, 2008 and 2009, we have earned $4.8 million, $11.1 million and $7.6 million of co-op marketing contributions, respectively, with $4.3 million and $4.3 million, respectively, remaining unamortized as an offset to inventory at December 31, 2008 and 2009. Receivable from vendors for co-op marketing contributions, less allowance for doubtful accounts, is included in other receivable and amounted to $934,000 and $1.3 million at December 31, 2008 and 2009, respectively.

Property and Equipment:

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets as follows:

	Years
Computer software	3
Computer hardware	3
Automobile	5
Furniture and equipment	5

Intangible Asset:

Our intangible asset consists of the cost to acquire our domain names, which was $161,000 and $240,000 as of December 31, 2008 and 2009, respectively. Our domain names, costing $161,000 have indefinite lives and therefore are not subject to amortization. We perform an annual evaluation for impairment on the intangible asset. No impairment existed at December 31, 2008 or 2009 and no loss or impairment was recognized during 2007, 2008 and 2009. Intellectual properties acquired for $80,000 in 2009 is amortized over 15 years and the accumulated amortization was $0 and $1,000 as of December 31, 2008 and 2009, respectively. The amount of amortization per year is $5,000 over each of the next five years.

Long-Lived Assets:

Our long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review property, equipment, and other long-lived assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We measure recoverability by comparing the assets' carrying amount with future undiscounted net cash flows the assets are expected to generate.

If such assets are considered to be impaired, we measure the impairment to be recognized by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the assets or their fair values, whichever is more determinable.

Revenue Recognition:

We derive our revenue from four sources: merchandise sales, which include wholesale merchandise sales, shipping revenue, transaction fee revenue, and other revenue. We recognize revenue from all four sources when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped or the service has been rendered and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.

For online sales through our website, we recognize merchandise sales upon shipments made to individual consumers and businesses that are fulfilled from our warehouse. We require payment before we ship and the payment is generally made online by credit card or other electronic payment methods. We record amounts received or billed prior to shipment of goods to customers as deferred revenue. We reduce gross sales by returns, charge-backs from customers, and other discounts redeemed to obtain such sales. For wholesale merchandise sales, we recognize sales when the merchandise is delivered to the customer and credit terms may be offered to such customers.

In the Statements of Income all amounts billed to customers by us related to shipping and handling are included in "Net revenue" and our shipping costs are included in "Cost of revenue."

We include transaction fee revenue in net revenue. The 3% transaction fee is applied to all merchandise sales, including shipping and handling, but not to wholesale merchandise sales.

Other revenue consists primarily of commissions we derive from hosting sales of Certified Merchant merchandise that is owned by third parties and we recognize only the commission portion of the price our customers pay for the purchased products because we are acting as an agent in such transactions.

We present sales tax liability on a net basis. Sales taxes are excluded from revenue and included as a liability.

Outbound shipping revenue from customers are included in merchandise sales and amounted to $22.6 million, $22.3 million and $9.3 million in 2007, 2008, and 2009, respectively.

Cost of Revenue:

Cost of revenue includes product costs, inbound and outbound shipping charges, packaging and shipping supplies, insurance on shipments, product repair and service costs, and credit card and other electronic payment fees, and is recorded in the same period in which related revenue has been recorded. The cost of revenue is reduced by co-op marketing contributions recognized from our vendors.

Outbound shipping costs on merchandise sales totaled $9.7 million, $10.0 million and $6.1 million in 2007, 2008, and 2009, respectively.

Deferred Revenue:

Deferred revenue liability is recorded for sales transactions where the merchandise had not yet been shipped but payment has been received. Customer deposits of $30,000, related to layaway sales, which started in the fourth quarter of 2009, are also included in deferred revenue until full payment is received and the merchandise has been shipped.

Income Tax Expense:

We account for income taxes using the asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are less likely than not to be realized based on available evidence.

Stock-Based Compensation:

We recognize in our financial statements the cost resulting from all share-based payment transactions and all share-based payments to employees, including grants of stock options and restricted stock awards based on their fair values of the measurement date, and recognized over the vesting period.

Compensation expense for the stock-based payment awards granted subsequent to December 31, 2005, are based on the grant date fair value estimated. We have used the Black-Scholes model to estimate the fair value of options. Our assessment of the estimated compensation charges will be affected by our stock price as well as assumption regarding a number of subjective variables and the related tax impact. These variables include, but are not limited to, our stock price volatility, forfeiture rates and employee stock option exercise behaviors (or expected term).

We are also required to calculate the additional paid in capital pool ("APIC Pool") available to absorb tax deficiencies recognized subsequent to adoption, as if we had adopted the statement at its effective date of January 1, 1995. We calculate our APIC pool using the long form method, which requires that we track each award grant on an employee-by-employee basis and grant-by-grant basis to determine if there is an excess tax benefit or tax deficiency for such award. We then compare the fair value expense to the tax deduction received for each grant and aggregate the benefits and deficiencies to establish and maintain the APIC Pool. We group the excess tax benefits from both employee and nonemployee awards into a single APIC pool.

Internal Use Software:

We expense all costs incurred for the development of internal use software that relate to the planning and post-implementation phases of the development and certain maintenance and enhancement costs. We capitalize and amortize direct costs incurred in the application development phase over the software's estimated useful life of three years. We expense research and development costs and other computer software maintenance costs related to software development as incurred.

Basic and Diluted Income per Share:

We compute the basic income per common share by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the reporting period. We compute diluted income per common share similarly to basic income per common share, except that we increase the denominator to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2007, 2008, and 2009, we had 8,131,300 shares, 6,864,500 shares and 6,779,000 shares, respectively, of common stock equivalents upon the exercise of the employee and non-employee stock options. These common stock equivalents consisted of 8,079,300 employee stock options and 52,000 non-employee stock options as of December 31, 2007; and 6,839,500 employee stock options and 25,000 non-employee stock options as of December 31, 2008; and 6,779,000 employee stock options as of December 31, 2009. As of December 31, 2007, dilutive common stock equivalents totaled 2,698,013 consisting of 2,682,069 employee stock options and 15,944 non-employee stock options. As of December 31, 2008, dilutive common stock equivalents totaled 1,271,171 consisting of 1,265,568 employee stock options and 5,602 consisting of non-employee stock options. As of December 31, 2009, there were no dilutive common stock equivalents.

The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method for the years ended December 31, 2007, 2008 and 2009. The following table sets forth the computation of basic and diluted net income per share (in thousands, except share and per share data):

	2007	2008	2009
Basic and diluted net income per share:			
Numerator:			
Net income	$ 18,126	$ 14,403	$ 2,461
Denominator:			
Weighted average shares of common stock outstanding	23,567,995	23,798,338	22,517,367
Effect of dilutive securities	2,698,013	1,271,171	—
Denominator for diluted calculation	26,266,008	25,069,509	22,517,367
Net income per share, basic	$ 0.77	$ 0.61	$ 0.11
Net income per share, diluted	$ 0.69	$ 0.57	$ 0.11

There was no dilutive effect from outstanding stock options for the year ended December 31, 2009 as all the 6,779,000 stock options outstanding at year end were "out of the money" and are anti-dilutive.

Advertising Expense:

We expense the costs of producing advertisements at the time production occurs and we expense the cost of communicating advertisements in the period during which the advertising space or airtime is used. We recognize Internet advertising expenses based on the terms of the individual agreements, which are generally (1) during the period customers are acquired; (2) based on the number of clicks generated during a given period over the term of the contract; or (3) based on the number of e-mails sent during an e-mail distribution campaign. Advertising expenses totaled $12.6 million, $12.7 million and $9.1 million during the years ended December 31, 2007, 2008, and 2009, respectively.

New Accounting Pronouncements:

In June 2009, the FASB Accounting Standards Codification (Codification) was issued. The Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on our financial position and results of operations.

In April 2009, the FASB issued a staff position requiring fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. The guidance is effective for interim and annual periods ending after June 15, 2009. The implementation of this standard did not have a material impact on our financial position and results of operations.

In May 2009, the FASB issued new guidance on subsequent events. The standard provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. The standard is effective prospectively for interim and annual periods ending after June 15, 2009. The implementation of this standard did not have a material impact on our financial position and results of operations. The Company has evaluated subsequent events (as described in Note 16 to the audited financial statements).

(2) Inventories:

Inventories consist of the following at December 31, 2008 and 2009 (in thousands):

	2008	2009
Fine jewelry, watches and other	$ 37,485	$ 40,228
Loose diamonds and semi-precious stones	570	279
Prepaid inventory	36	1,784
Inventory with manufacturing vendors	386	437
Product inventories	38,477	42,728
Less: inventory reserve	(820)	(1,767)
	$ 37,657	$ 40,961

As of December 31, 2008 and 2009, all inventories have been pledged as collateral for our revolving credit line with LaSalle Bank (Bank of America) and more fully described in Note 5.

(3) Other Current Assets:

Other current assets consist of the following at December 31, 2008 and 2009 (in thousands):

	2008	2009
Prepaid expense	$ 328	$ 343
Prepaid income tax	282	920
Deposits	79	2,511
	$ 689	$ 3,774

(4) Property and Equipment:

Property and equipment consists of the following at December 31, 2008 and 2009 (in thousands):

	2008	2009
Computer hardware and software	$ 2,626	$ 2,946
Furniture and equipment	517	521
Automobile	30	30
	3,173	3,497
Less: accumulated depreciation and amortization	1,501	2,295
	$ 1,672	$ 1,202

Property and equipment are recorded at cost. Depreciation and amortization expense of property and equipment totaled $498,000, $690,000 and $795,000 for the years ended December 31, 2007, 2008, and 2009, respectively.

As of December 31, 2008 and 2009, all property and equipment have been pledged as collateral for our revolving credit line with LaSalle Bank (Bank of America).

(5) Revolving Credit Line:

In July 2006, we entered into a revolving credit line agreement with LaSalle Bank (Bank of America), to provide working capital financing secured by inventories and tangible assets. The agreement allowed for us to initially draw on a line of credit up to $10.0 million, with a provision to increase the limit up to $15.0 million with the future consent of the bank's loan committee. During the first quarter of 2007 we increased the limit to $15.0 million and during the first quarter of 2008 we further increased the limit to $25.0 million. However, as of December 31, 2009, our ability to borrow was limited to $17.2 million.

All cash receipts from our revenues are restricted to being deposited into a LaSalle Bank (Bank of America) account, to be applied to current reported cash disbursements requirements, under a positive pay system, and then to the credit line outstanding balance. As of December 31, 2009, we have an outstanding balance of $2.9 million under the revolving credit line. There is an unused fee of 0.25% on the unused portion of the revolving credit line. The term of the four year revolving credit line agreement ends in July 2010 and there is no assurance that the credit line will be renewed or extended.

Day-to-day drawdown on the credit line is subject to the prevailing prime rate. The interest is calculated on the average outstanding balance and compound monthly. As of December 31, 2009 our effective interest rate was 3.25%. We have the option to extended term advances, for 30, 60, or 90 days that are subject to LIBOR rates. The rates will be a certain percentage above the LIBOR rates and will vary with the maturity term and amount borrowed. Interest is calculated over the stated term at an annual rate. As of December 31, 2009 we have no advances under LIBOR.

Under the terms and conditions of the revolving credit line agreement, the Company is subject to certain restrictive covenants including the following restrictive financial covenants:

Minimum TTM EBITDA: Actual Trailing Twelve Month (TTM) EBITDA compliance is measured on a monthly basis, and shall not vary negatively from the Dollar amount for planned LTM EBITDA, set forth in an agreed upon schedule, for the applicable period, and is subject to resetting in Lender's discretion based upon a business plan for subsequent periods acceptable to Lender.

Capital Expenditures: Borrower shall not make capital expenditures in excess of an agreed upon amount for each fiscal year covered by the loan agreement. All capital expenditure limits are subject to resetting on an annual basis at the Lender's discretion based upon a business plan for subsequent periods acceptable to the Lender.

Minimum Excess Availability: We are to maintain an Excess Availability of $2.5 million with a Maximum Revolver Amount of $25.0 million. This covenant is subject to resetting at the Lender's discretion based upon a business plan for subsequent periods acceptable to Lender.

There is no notice of non-compliance at December 31, 2009. The consequences of defaulting on our restrictive covenants could include a reduction or withdrawal of the revolving credit line.

(6) Accounts Payable:

During the years ending December 31, 2008 and 2009 we employ "positive pay" procedures with our financial institution by transmitting check disbursement information to the financial institution to allow for our review and approval of exception transaction prior to them being posted to our account.

(7) Accrued Expenses:

Accrued expenses consist of the following at December 31, 2008 and 2009 (in thousands):

	2008	2009
Taxes payable	127	94
Accrued payroll and other related costs	1,070	827
Accrued net sales returns	171	114
Other accrued expenses	990	1,048
Accrued marketing expenses	733	208
	$ 3,091	$ 2,291

(8) Commitments:

The following table presents our contractual obligations at December 31, 2009, over the next five years and thereafter (in thousands):

Payments by period	Total amount	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Property lease	$ 3,946	$ 1,501	$ 2,445	$ —	$ —
Equipment lease	151	52	99	—	—
	$ 4,097	$ 1,553	$ 2,544	$ —	$ —

We lease a 50,000 square-foot office and warehouse and a separate 12,000 square-foot warehouse space in Culver City, California. The leases expire in June 2012 and August 2012, respectively. In March 2009, we extended the lease on our 50,000 square-foot office and warehouse by 32 months to expire in June 2012. In October 2009, we signed a new lease for a 26,000 square-foot office and warehouse space in Marina Del Rey, California. The lease begins November 2009 and expires in October 2012. We are obligated to pay real estate taxes, insurance, and maintenance expenses. We expect that, in the normal course of business, the lease will be renewed or replaced by leases on other properties upon termination. Thus, we anticipate that future minimum lease commitments will likely be more than the amounts shown for 2009. Rental expenses for operating leases totaled $995,000, $1.2 million and $1.2 million for the years ended December 31, 2007, 2008, and 2009, respectively.

We have commitment for operating leases of copy machines used in our office. Executives with employment agreements result in annual salary commitments of $1.2 million and can result in total severance of $1.7 million.

(9) Stockholders' Equity:

Delaware Reincorporation

On June 22, 2006 the Company reincorporated in the state of Delaware. In connection with our reincorporation in Delaware, we are authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 4,000,000 shares of undesignated preferred stock, $0.001 par value.

Preferred Stock

Our certificate of incorporation authorizes our Board of Directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our Board of Directors will be authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative, participating, optional, or other rights of any series of preferred stock. Depending upon the terms of preferred stock established by our Board of Directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. No shares of preferred stock are presently outstanding, and we have no present intention to issue any shares of preferred stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There will be no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock will be entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available for that purpose. In the event of the liquidation, dissolution, or winding up of our company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

No dividends have been declared or paid on our common stock through December 31, 2009.

In June 2007, we authorized the stock buyback program for up to $5 million of our outstanding common stock to be repurchased through the open market at prices deemed appropriate by management. In February 2008, we authorized an increase in the stock buyback program to $20 million from $5 million. In February 2009, we authorized an increase in the stock buyback program to $33.5 million from $20.0 million. As of December 31, 2009 we have repurchased a total of approximately 3.3 million shares for a total of approximately $18.4 million. Approximately $15.1 million remain available under the buyback program to repurchase shares in the open market. The stock buyback will be at prices deemed appropriate by management over a 24 month period.

In 2009, no common stock shares were issued from the exercise of stock options. 1,454,968 shares held in treasury from our stock repurchase program were retired. Restricted common stock awards totaling 666,000 shares were issued to employees. 12,000 shares of restricted common stock were retired on termination of employment of an employee and 2,593 shares were retired from net vesting of restricted common stock to pay for payroll taxes. Restricted common stock awards outstanding and yet to be vested totaled 738,225 shares as of December 31, 2009.

In 2008, common stock shares totaling 442,500 shares were issued from the exercise of stock options and 249,623 shares were retired in the net exercise of options to pay for the exercise price and payroll taxes. 1,853,873 shares held in treasury from our stock repurchase program were retired. 1,250 shares were issued as obligations for service. Restricted common stock awards totaling 24,800 shares were issued to employees. 2,000 shares of restricted common stock were retired on termination of employment of an employee and 1,490 shares were retired from net vesting of restricted common stock to pay for payroll taxes. Restricted common stock awards outstanding and yet to be vested totaled 117,800 shares as of December 31, 2008.

In 2007, common stock shares totaling 1,192,700 were issued from the exercise of stock options and 15,000 shares held in treasury were retired. Common stock shares totaling 18,750 were issued to independent board members. Restricted common stock awards totaling 110,000 shares were issued to independent board members, and 16,000 shares were issued to employees. Restricted common stock awards outstanding and yet to be vested totaled 126,000 shares as of December 31, 2007.

Advances were made to employees in 2007 to purchase shares of our common stock. As of December 31, 2009, $964,000 remains outstanding for the advances and 154,000 shares were held as collateral. An impairment charge was recorded under general and administrative expenses in 2008 and 2009 of $256,000 and $400,000, respectively, when the value of our common stock held as collateral for the advances fell below the amount of the advances. The collectability of the advance would be dependent on the value of the collateral and we have applied the fair value measurement when the shares of the common stock held as collateral were valued at $308,000 based on the closing price for the year ended December 31, 2009. The advances made to employees are due February 28, 2010 and we are considering an extension of time.

(10) Stock Compensation Plans:

We adopted our 2001 Stock Option Plan, our 2002 Special Stock Option Plan and our 2006 Award Plan (collectively, the "Plans"), in January 2001, January 2002, and March 2006, respectively. The Plans provide for the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, shares of restricted common stock, bonus stock in lieu of obligations, or other stock-based awards to employees, directors, and independent contractors who provide valuable services to our company. The vesting requirements, performance thresholds and other terms and conditions of options granted under the Plans will be determined by our Compensation Committee and Board of Directors.

Outstanding options all vest immediately prior to 2006 and have 25% vesting at the end of each year over four years for options granted in 2006 and 2007. No options were granted in 2008 and 2009. Options generally have an expiration period of five years and new common stock shares are issued upon the exercise of stock options. At December 31, 2009, 712,083 shares were available for future grants under the Plans.

The following is a summary of stock option activity for the year ended December 31, 2009:

Options	Shares	Weighted-average exercise price	Weighted average remaining life of contract (years)	Aggregate intrinsic value as of 12/31/09
Outstanding at January 1, 2009	6,864,500	$ 6.08		
Granted	—	—		
Exercised	—	—		
Cancelled	—	—		
Expired	(85,500)	6.00		
Outstanding at December 31, 2009	6,779,000	$ 6.08	1.38	$ —
Exercisable at December 31, 2009	6,779,000	$ 6.08	1.38	$ —

In 2009, 85,500 options expired "out of the money." As of December 31, 2009, all 6,779,000 stock options to purchase shares were fully vested.

The following is a summary of stock option activity for the years ended December 31, 2007, 2008, and 2009:

	2007		2008		2009	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	8,353,000	$ 5.64	8,131,300	$ 6.20	6,864,500	$ 6.08
Granted	1.000,000	8.23	—	—	—	—
Exercised	(1,192,700)	4.00	(442,500)	4.74	—	—
Canceled / forfeited	(29,000)	6.00	(824,300)	8.00	(85,500)	6.00
Outstanding at year-end	8,131,300	$ 6.20	6,864,500	$ 6.08	6,779,000	$ 6.08
Options exercisable at year-end	7,045,050	$ 5.92	6,864,500	$ 6.08	6,779,000	$ 6.08

The weighted-average grant date fair value of options granted during 2007 was $2.59 per share and no options were granted in 2008 and 2009.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

Range of exercise prices				Number outstanding 12/31/2009	Options outstanding and exercisable as of December 31, 2009 — Options outstanding: Weighted average remaining contractual		Weighted average exercise price	Options exercisable: Number exercisable 12/31/2009		Weighted average exercise price
$	6.00	$	6.00	6,546,000	1.35	$	6.00	6,546,000	$	6.00
$	6.50	$	6.50	105,500	2.18	$	6.50	105,500	$	6.50
$	9.90	$	9.90	127,500	2.45	$	9.90	127,500	$	9.90
$	6.60	$	9.90	6,779,000	1.36	$	6.08	6,779,000	$	6.08

Stock Option Compensation

During the years ended December 31, 2007, and 2008, and 2009, respectively, we recognized approximately $488,000, $283,000 and $0, respectively, of employee stock-option compensation. We recognize compensation expense on a straight-line basis over the requisite service period for each stock option grant. There were no unamortized stock-option compensation expense as of December 31, 2008 and 2009.

Options granted in 2007 were valued in accordance with FASB statements and no options were granted in 2008 and 2009. The fair value of these options was calculated using a Black-Scholes option pricing model using the following assumptions: (1) risk-free interest rates of 4.3% to 4.9%, (2) an expected life of four to five years, (3) expected volatility of 33%, (4) expected forfeitures of 0%, and (5) a dividend yield of 0%. Because there was no public market for our common stock in 2006 and limited trading history at the time of grant in 2007, we used the calculated method to determine volatility. Prior to June 15, 2007, we had estimated the expected life to be equal to the option period and from June 15, 2007 we had estimated the expected life to be equal to the vesting period.

Restricted Stock Awards

We began issuing restricted stock awards in 2007, pursuant to the 2006 Award Plan. The restricted stock awards were issued as time-based awards, which vest typically with 25% vesting at the end of each year over four years or earlier if there is an acceleration event. The restricted stock awards are expensed pro rata over the vesting period based upon the market value of the awards at the time of grant. Stock-based compensation from the issuance of common stock and restricted stock awards totaled $286,000, $358,000 and $844,000 for the years ended December 31, 2007, 2008 and 2009, respectively. The unamortized stock-based expense for restricted stock awards was $967,000 and $2.6 million as of December 31, 2008 and 2009, respectively.

The fair value of 31,000 restricted shares that vested in 2008 was $220,000, and the fair value of 33,575 restricted shares that vested in 2009 was $115,000. Restricted common stock awards outstanding and yet to be vested totaled 117,800 and 738,225 as of December 31, 2008 and 2009, respectively.

A summary of all restricted stock activity during the years ended December 31, 2008 and 2009 follows:

Restricted shares outstanding, January 1, 2008	126,000
Shares granted	24,800
Shares vested	(31,000)
Shares forfeited	(2,000)
Restricted shares outstanding, December 31, 2008	117,800
Shares granted	666,000
Shares vested	(33,575)
Shares forfeited	(12,000)
Restricted shares outstanding, December 31, 2009	738,225

The weighted-average grant date fair values of restricted stock awards during 2008 and 2009 were $8.61 and $4.00 per share, respectively.

(11) Income Tax Expense:

Income tax expense amounted to $2.5 million, $9.6 million and $1.8 million for the years ended December 31, 2007, 2008 and 2009, respectively (an effective rate of 12.3% for 2007, 40.0% for 2008 and 42.4% for 2009). A reconciliation of the provision (benefit) for income tax expense with amounts determined by applying the statutory U.S. federal income tax rate to income before income tax expense is as follows (in thousands):

	2007	2008	2009
Computed tax benefit at federal statutory rate of 35%	$ 7,026	$ 8,400	$ 1,496
State taxes, net federal tax benefits	347	1,380	246
Meals and entertainment	15	5	4
Change in valuation allowance, net of adjustment of net operating loss	(4,850)	—	—
Other	—	(188)	68
Total income tax provision	$ 2,538	$ 9,597	$ 1,814

The income tax expense for 2009 consists of the following (in thousands):

	Federal	State	Total
Current	$ 1,639	$ 565	$ 2,138
Deferred	(124)	(145)	(324)
Total	$ 1,515	$ 420	$ 1,814

The difference in annual effective tax rates arises from the net operating loss carryforwards available to offset the taxable income for the 2007 tax year. All net operating losses were utilized and are not available to offset the federal and California taxable income for the years ended December 31, 2008 and 2009.

Deferred tax assets and liabilities are recognized for future tax consequences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant deferred tax assets and liabilities consist of the following (in thousands):

	2008	2009
Deferred tax assets:		
Current deferred tax assets:		
Inventory costs	$ 868	$ 1,038
Accrued expenses	80	108
Other reserves and allowances	159	129
Deferred revenue	240	84
State taxes	603	41
Total current deferred tax assets	1,950	1,400
Current deferred tax liability:	—	—
Net current deferred tax asset	$ 1,950	$ 1,400
Long term deferred tax assets:		
Employee stock options	$ 244	$ 659
Other (fixed assets)	3	4
Total long term deferred tax assets	247	663
Long term deferred tax liability:		
Inventory costs	(163)	—
Net long term deferred tax asset	$ 84	$ 663

The tax benefits from the expense in 2007, 2008 and 2009 for share based compensation awards that will result in future tax deduction are included in deferred tax assets. In 2008 and 2009, the actual tax deduction exceeded the compensation cost recognized by the company for financial reporting purposes. The excess tax benefits increased the company's additional paid in capital by $3.2 million and $716,000 for the years ended December 31, 2007 and 2008, respectively. In 2009, the actual tax deduction was less than the compensation cost recognized by the company for financial reporting purposes. As a result, a shortfall of $215,000 is created in 2009 and is recognized as additional tax expense.

In accordance with FASB statement issued regarding Accounting for Uncertainty in Income Taxes we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We applied all tax positions for which the statute of limitations remained open and our analysis reveals that there is no material effect on our financial statements.

There are no unrecognized tax benefits that, if recognized, would impact the effective tax rate. We do not anticipate any significant change in our positions in the next twelve months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2009, no interest or penalties were recognized in the income statement or balance sheet by the Company.

We are subject to income taxes in the U.S. federal jurisdiction and California. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal and California examinations by tax authorities for the years before 2007 after the conclusion of an examination by the Internal Revenue Service for the 2004, 2005 and 2006 tax years. We are currently under examination by the Internal Revenue Service for the 2007 and 2008 tax years.

(12) Segment Information:

Net revenue by geographic area is presented based upon the country of destination. No foreign country accounted for 10% or more of net revenue for any of the fiscal years presented. Net revenue by geographic area was as follows for the years ended December 31, 2007, 2008 and 2009 (in thousands):

	2007	2008	2009
United States	$ 145,412	$ 157,747	$ 75,360
International	41,719	49,663	35,034
Total	$ 187,131	$ 207,410	$ 110,394

Long-lived assets include property and equipment and intangible assets that resided in the United States during the years ended December 31, 2007, 2008, and 2009.

(13) Concentrations:

Purchase of merchandise from one of our top two vendors which is a related party (see Note 15), constituted 11.9%, 9.9% and 6.2% of total merchandise purchased by us in the years ending December 31, 2007, 2008, and 2009, respectively. Purchases of merchandise from our top two vendors amounted to $40.4 million, $18.3 million, and $21.4 million representing 24.0%, 14.6% and 27.7%, respectively, of the total purchases during the years ended December 31, 2007, 2008, and 2009, respectively.

Outstanding accounts payable to our top two vendors totaled $1.3 million and $2.9 million as of December 31, 2008 and 2009, respectively.

(14) Contingencies:

We are subject to various legal proceedings and claims that arise in the ordinary course of business. Although the Company believes it has defenses to the allegations and intends to pursue them vigorously, currently, management does not currently have sufficient information to assess the validity of the claims or the amount of potential damages. Company management currently believes, however, that resolution of such legal matters will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

In May and June, 2009, the Company and certain of its officers were named as defendants in three parallel class actions complaints filed in the United States District Court for the Central District of California (Ramon Gomez v. Bidz.com, Inc., et al., cv09-3216 (CBM) (C.D. Cal.; filed on May 7, 2009); James Mitchell v. Bidz.com, Inc., et al., cv09-03671 (CBM) (C.D. Cal.; filed on May 22, 2009); Mark Walczyk v. Bidz.com, Inc., et al., cv09-0397 (CBM) (C.D. Cal.; filed on June 3, 2009)). On July 30, 2009, the Court ordered the cases to be consolidated and appointed Roland Pomfret as the lead plaintiff. The lawsuits purport to represent the class of shareholders who purchased the Company's common stock between August 13, 2007 and November 27, 2007. The complaints charge the Company and certain of its officers and directors with violations of §10(b) and §20(a) of the Securities Exchange Act of

1934. The complaints allege that we failed to disclose unethical and fraudulent business practices that were alleged in a November 26, 2007 report by Citron Research (Stocklemon.com), that we did not have controls in place to prevent "shill bidding" and that we use unreliable or false appraisal prices on our merchandise. The court granted the plaintiffs' request to appoint Roland Pomfret as lead plaintiff, and a consolidated complaint was filed on October 13, 2009. In addition to the allegations in the original complaint, the consolidated complaint alleges that the defendants failed to correctly account for and disclose in detail its co-op marketing contributions and minimum gross profit guarantees. We believe that the lawsuits are meritless and intend to defend the cases vigorously.

In May and July, 2009, the Company and certain of its officers and its Board of Directors were named as defendants in two shareholder derivative lawsuits filed in the Superior Court of California, County of Los Angeles, and the United States District Court for the Central District of California, respectively (Bahram Akhavan v. Bidz.com, Inc. et al. BC414198 (filed May 20, 2009); Farris Hassan v. Bidz.com, Inc., et al. , cv09-04984 (CBM) (C.D. Cal.; filed on July 10, 2009)) (a similar complaint was by David Hughes on August 18, 2009). The Complaint alleges violations of law, including breaches of fiduciary duties, waste of corporate assets, unjust enrichment and violations of California Corporations Code that occurred between August 2007 and the present and that have caused substantial monetary loss to the Company and other damages, such as to its reputation and goodwill. On October 25, 2009, plaintiff filed an amended complaint that also includes allegations relating to the Company's co-op marketing contributions and minimum gross profit guarantees. We believe that the lawsuits are meritless and intend to defend the cases vigorously.

In May 2009, the Company received a Civil Investigative Demand for information from the Federal Trade Commission ("FTC") relating to email marketing practices. We have been cooperating fully with the FTC regarding this matter, and we do not believe that the investigation will adversely affect management, our results of operations, cash flows or our financial position.

On February 10, 2009, the Securities and Exchange Commission ("SEC") issued a subpoena to produce documents relating to the Company's inventory reserve policies, as well as other matters. We have been cooperating fully with the SEC regarding this matter, our management and certain employees have complied with subpoenas for testimony, and we do not believe that the investigation will adversely affect management, our results of operations, cash flows or our financial position. On October 27, 2009, the SEC issued a subpoena to produce documents relating to the Company's co-op marketing contributions and minimum gross profit guarantees.

On or about June 25, 2009, the Company was named as a defendant in a patent infringement lawsuit filed in the United States District Court for the Eastern District of Texas, Tyler Division (Soverain Software LLC v. J.C. Penney Corporation, Inc., Amway Corp., Avon Products, Inc., Bidz.com, Inc., Etronics, Inc. HSN, Inc., HSN Improvements, LLC, Cornerstone Brands, Inc., Ballard Designs, Inc., Garnet Hill, Inc., Smith & Noble, LLC, The Territory Ahead, Inc., QVC, Inc., Shutterfly, Inc., Victoria's Secret Stores Brand Management, Inc., Victoria's Secret Direct Brand Management, LLC, VistaPrint, Ltd., and VistaPrint USA, Inc. cv6:09-CV-274). The Complaint alleges that defendants' ecommerce sites infringe one or more patents held by the plaintiff. The Plaintiff seeks a judgment that its patents are not invalid and enforceable, a preliminary and permanent injunction against infringement of the patents, damages (including treble damages) and attorneys fees. We believe that the lawsuit is meritless and intend to defend the case vigorously.

On or about September 29, 2008, the Company, David Zinberg and Marina Zinberg were named as defendants in a complaint filed in the United States District Court for the Central District of California (Marla Tidenberg v. Bidz.com, Inc., et al., cv08 05553 (PSG)). On March 19, 2009, Tidenberg filed a Third Amended Complaint, which names only the Company as a defendant. The lawsuit alleges, among other things, that we engaged in unfair business practices by misrepresenting the value of our merchandise and by "false" bidding. The complaint purports to represent a class of persons who purchased any merchandise from us. On January 7, 2010 the Court denied Marla Tidenberg's Motion for Class Certification. On February 26, 2010, Marla Tidenberg accepted our offer to pay her Twenty Thousand Dollars in exchange for a dismissal of her case with prejudice.

We are, from time to time, a party to disputes arising from normal business activities, including various employee-related matters. In the opinion of our management, resolution of these matters, individually or collectively, will not have a material adverse effect upon our financial condition or future cash flows and operating results.

(15) Related Party Transactions:

We purchased approximately 11.9%, 9.9% and 6.2% of our merchandise in 2007, 2008, and 2009, respectively, from LA Jewelers, where one of its managers is a stockholder who beneficially owns approximately 5.7% of our outstanding common stock as of December 31, 2009 (see Note 13). The accounts payable balances due to LA Jewelers were $1.4 million and $1.5 million as of December 31, 2008 and 2009, respectively.

LA Jewelers participates in our inventory co-op marketing program. For the years ended December 31, 2007, 2008 and 2009, we earned $522,000, $1.2 million and $469,000, respectively, from LA Jewelers relating to co-op marketing contributions and $361,000 and $247,000 was unamortized as of December 31, 2008 and 2009, respectively. The amounts of co-op marketing contributions due from LA Jewelers were $22,000 and $178,000 as of December 31, 2008 and 2009, respectively.

In May, 2007 we entered into an understanding with LA Jewelers whereby they will guarantee that we will earn a certain minimum gross profit margin on their merchandise. This agreement provides that in the event of a gross profit margin shortfall we will be compensated for the difference between our actual gross profit margin and the guaranteed minimum gross profit margin. For the years ended December 31, 2007, 2008 and 2009, we recognized $427,000, $588,000 and $192,000, respectively, under this agreement. As of December 31, 2008 and 2009, we have $80,000 and $0, respectively, outstanding under this gross profit margin guarantee.

During the years ended December 31, 2008 and 2009, we recorded $0 and $2.4 million, respectively, in wholesale merchandise sales to a customer that is owned by Daniella Zinberg, the daughter of our Chief Executive Officer, David Zinberg. There were no accounts receivable due from this customer as of December 31, 2008 and 2009, respectively.

Marina Zinberg, who is a Vice President and owns 30.4% of our outstanding shares, is the sister of and reports to David Zinberg, our Chief Executive Officer. During 2009 we paid Ms. Zinberg a salary of $100,000. Ms. Zinberg was previously our corporate secretary and treasurer.

(16) Subsequent Events:

See Recent Developments in Note 1.

Item 15(b) Financial Statement Schedule:

Schedule II — Valuation and Qualifying Accounts

(in thousands)

Description	Balance at the beginning of the year	Charged to revenue, cost, or expenses	Deductions	Balance at the end of the year
Reserve deducted from asset to which it applies:				
Year ended December 31, 2008				
Reserve for inventory	$ 1,075	$ —	$ (255)	$ 820
Reserve for sales returns	346	552	(727)	171
Reserve for charge-backs	100	—	(46)	54
Year ended December 31, 2009				
Reserve for inventory	$ 820	$ 947	$ —	$ 1,767
Reserve for sales returns	171	478	(535)	114
Reserve for charge-backs	54	—	(32)	22

(c) Exhibits

The following exhibits are incorporated by reference or filed herewith

Exhibit Number	Exhibits
2.1	Agreement and Plan of Merger, dated as of March 15, 2006, by and between Bidz.com, Inc., a Delaware corporation, and Bidz.com, Inc., a California corporation (1)
3.1	Certificate of Incorporation of the Registrant (2)
3.2	Bylaws of the Registrant (3)
10.1	2001 Stock Option Plan(4)
10.2	2002 Stock Option Plan(5)
10.3	2006 Stock Award Plan (6)
10.4	Employment Agreement, dated as of June 6, 2006, between Bidz.com, Inc. and David Zinberg (7)
10.4.1	Employment Agreement, dated as of November 1, 2002, between Bidz.com, Inc. and David Zinberg (8)
10.5	Employment Agreement, dated as of June 6, 2006, between Bidz.com, Inc. and Lawrence Y. Kong (9)
10.6	Stock Vesting Agreement, dated as of June 30, 2001, between Bidz.com, Inc. and Lawrence Y. Kong (10)
10.7	Form of Indemnification Agreement between Bidz.com, Inc. and each officer and director (11)
10.7.1	Indemnification Agreement, dated as of November 1, 2002, between Bidz.com, Inc. and David Zinberg (12)
10.8	Lease, between Bidz.com, Inc. and PAS Trust, dated as of April 15, 2003, and Addendum No. 2, dated as of March 3, 2004(13)
10.9	Client Service Agreement dated January 2, 2006 between Bidz.com, Inc. and Administaff Companies II, L.P. (14)
10.10	Loan and Security Agreement by Bidz.com, Inc. and LaSalle Retail Finance, dated July 12, 2006 (15)
10.11	Employment Agreement, dated as of March 1, 2007 between Bidz.com, Inc. and Leon Kuperman (16)
10.12	Employment Agreement, dated as of February 21, 2007 between Bidz.com, Inc. and Claudia Liu (17)
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

---

(1) Incorporated by reference to Exhibit 2.1 of Registrant's Form S-1 (File No. 333-132545).
(2) Incorporated by reference to Exhibit 3.1 of Registrant's Form S-1 (File No. 333-132545).
(3) Incorporated by reference to Exhibit 3.2 of Registrant's Form S-1 (File No. 333-132545).
(4) Incorporated by reference to Exhibit 10.1 of Registrant's Form 10 (File No. 000-51257).
(5) Incorporated by reference to Exhibit 10.2 of Registrant's Form 10 (File No. 000-51257).
(6) Incorporated by reference to Exhibit 10.3 of Registrant's Form S-1 (File No. 333-132545).
(7) Incorporated by reference to Exhibit 10.4 of Registrant's Form S-1 (File No. 333-132545).
(8) Incorporated by reference to Exhibit 10.3 of Registrant's Form 10 (File No. 000-51257).
(9) Incorporated by reference to Exhibit 10.5 of Registrant's Form S-1 (File No. 333-132545).
(10) Incorporated by reference to Exhibit 10.6 of Registrant's Form S-1 (File No. 333-132545).
(11) Incorporated by reference to Exhibit 10.7 of Registrant's Form S-1 (File No. 333-132545).
(12) Incorporated by reference to Exhibit 10.4 of Registrant's Form 10 (File No. 000-51257).
(13) Incorporated by reference to Exhibit 10.5 of Registrant's Form 10 (File No. 000-51257).
(14) Incorporated by reference to Exhibit 10.9 of Registrant's Form S-1 (File No. 333-132545).
(15) Incorporated by reference to Exhibit 10.10 of Registrant's Form 10 (File No. 000-51257)
(16) Incorporated by reference to Exhibit 10.11 of Registrant's Form 10 (File No. 000-51257)
(17) Incorporated by reference to Exhibit 10.12 of Registrant's Form 10 (File No. 000-51257)
(18) The certification attached as Exhibit 32 that accompanies this Annual Report on Form 10-K is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Bidz.com, Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIDZ.COM, INC.

By: /s/ DAVID ZINBERG

David Zinberg
Chief Executive Officer

Dated: March 9, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID ZINBERG David Zinberg	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 9, 2010
/s/ LAWRENCE Y. KONG Lawrence Y. Kong	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 9, 2010
/s/ PETER G. HANELT Peter G. Hanelt	Director	March 9, 2010
/s/ MAN JIT SINGH Man Jit Singh	Director	March 9, 2010
/s/ GARRY ITKIN Garry Itkin	Director	March 9, 2010

Exhibit 31.1

CERTIFICATION

I, David Zinberg, certify that:

1. I have reviewed this Annual Report on Form 10-K of Bidz.com, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 9, 2010

/s/ David Zinberg
David Zinberg
Chairman of the Board and
Chief Executive Officer (Principal
Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Lawrence Kong, certify that:

1. I have reviewed this Annual Report on Form 10-K of Bidz.com, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 9, 2010

/s/ Lawrence Kong

Lawrence Kong
Chief Financial Officer
(Principal Financial and
Accounting Officer)

Exhibit 32

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Bidz.com, Inc. ("Bidz.com"), that, to his knowledge, the Annual Report of Bidz.com on Form 10-K for the period ended December 31, 2009 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of Bidz.com.

Date: March 9, 2010

By /s/ David Zinberg
David Zinberg
Chief Executive Officer

Date: March 9, 2010

By /s/ Lawrence Kong
Lawrence Kong
Chief Financial Officer

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